UNITED STATES
SECURITIES AND EXCHANGE COMMISSI

Washington, D.C. 20549

FORM 10-K

(Mark One)

/ X / ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2006**

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number 1-09848

ALMOST FAMILY, INC.

(Exact name of registrant as specified in its charter)

Delaware	**06-1153720**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
9510 Ormsby Station Road, Suite 300 **Louisville, KY**	**40223**
(Address of principal executive offices)	(Zip Code)

(502) 891-1000
(Registrant's telephone number, including area code)

None.
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act
<u>Title of Each Class</u>
Common Stock, par value $.10 per share, with
Preferred Stock Purchase Rights

<u>Name of Each Exchange on Which Registered:</u>
Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes____ No__X__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes____ No__X__

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes_X_ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. __X__

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer _____ Accelerated filer _____ Non-accelerated filer __X__

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes_____ No__X__

As of June 30, 2006, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $25,936,973 based on the last sale price of a share of the common stock as of June 30, 2006 ($12.01), as reported by the NASDAQ SmallCap System.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 27, 2007
Common Stock, $.10 par value per share	5,415,636 Shares

DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's Annual Meeting of Stockholders is incorporated by reference in Part III to the extent described therein.

TABLE OF CONTENTS

PART I **4**

Item 1. Business *5*

Item 1A. Risk Factors *14*

Item 1B. Unresolved Staff Comments *22*

Item 2. Properties *22*

Item 3. Legal Proceedings *22*

Item 4. Submission of Matters to a Vote of Security Holders *22*

PART II **22**

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities *22*

Item 6. Selected Financial Data *24*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations *25*

Item 7A. Quantitative and Qualitative Disclosures about Market Risk *41*

Item 8. Financial Statements and Supplementary Data *42*

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure *67*

Item 9A. Controls and Procedures *67*

Item 9B. Other Information *67*

PART III **68**

Item 10. Directors, Executive Officers and Corporate Governance *68*

Items 11, 12, 13 and 14. Executive Compensation; Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters; Certain Relationships and Related Transactions; and Director Independence; and Principal Accountant Fees and Services *69*

PART IV **71**

Item 15. Exhibits and Financial Statement Schedules *71*

Special Caution Regarding Forward-Looking Statements

Certain statements contained in this annual report on Form 10-K, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects," "assumes," "trends" and similar expressions, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon the Company's current plans, expectations and projections about future events. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, the following:

- general economic and business conditions;
- demographic changes;
- changes in, or failure to comply with, existing governmental regulations;
- legislative proposals for healthcare reform;
- changes in Medicare and Medicaid reimbursement levels;
- effects of competition in the markets in which the Company operates;
- liability and other claims asserted against the Company;
- ability to attract and retain qualified personnel;
- availability and terms of capital;
- loss of significant contracts or reduction in revenues associated with major payer sources;
- ability of customers to pay for services;
- business disruption due to natural disasters or terrorist acts;
- ability to successfully integrate the operations of acquired businesses and achieve expected synergies and operating efficiencies from the acquisition, in each case within expected time-frames or at all;
- effect on liquidity of the Company's financing arrangements; and,
- changes in estimates and judgments associated with critical accounting policies and estimates.

For a detailed discussion of these and other factors that could cause the Company's actual results to differ materially from the results contemplated by the forward-looking statements, please refer to Item 1A. "Risk Factors" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report. The reader should not place undue reliance on forward-looking statements, which speak only as of the date of this report. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission ("SEC"), the Company does not have any intention or obligation to publicly release any revisions to forward-looking statements to reflect unforeseen or other events after the date of this report. The Company has provided a detailed discussion of risk factors within this annual report on Form 10-K and various filings with the SEC. The reader is encouraged to review these risk factors and filings.

PART I

ITEM 1. BUSINESS

In this report, the terms "Company," "we," "us" or "our" mean Almost Family, Inc. and all subsidiaries included in our consolidated financial statements.

Introduction

Almost Family, Inc. ™ and subsidiaries (collectively "*Almost Family*") is a leading regional provider of home health nursing services. We have service locations in Florida, Kentucky, Ohio, Connecticut, Massachusetts, Alabama, Indiana, Illinois and Missouri (in order of revenue significance).

We were incorporated in Delaware in 1985. Through a predecessor merged into the Company in 1991, we have been providing health care services, primarily home health care, since 1976. On January 31, 2000, we changed the Company's name to *Almost Family, Inc.* from Caretenders ® HealthCorp. We reported approximately $92 million of revenues from continuing operations in the year ended December 31, 2006. Unless otherwise indicated, the financial information included in Part I is for continuing operations.

All share and per share information in this Form 10-K has been adjusted to reflect a 2-for-1 stock split in the form of a stock dividend in January 2007.

How We Are Currently Organized and Operate

The Company has two reportable segments, Visiting Nurse (VN) and Personal Care (PC). Reportable segments have been identified based upon how management has organized the business by services provided to customers and the criteria in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information."

Our VN segment provides skilled medical services in patients' homes largely to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. VN Medicare revenues are generated on a per episode basis rather than a fee per visit or hourly basis. Approximately 92% of the VN segment revenues are generated from the Medicare program while the balance is generated from Medicaid and private insurance programs.

Our PC segment services are also provided in patients' homes. These services (generally provided by paraprofessional staff such as home health aides) are generally of a custodial rather than skilled nature. PC revenues are generated on an hourly basis. Approximately 71% of the PC segment revenues are generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients.

Additional financial information about our segments can be found at Note 11 of our consolidated financial statements and related notes included elsewhere in this Form 10-K.

On September 30, 2005, we sold our Adult Day Care (ADC) business segment. The ADC segment information has been reclassified from continuing operations into discontinued operations for all periods presented.

Our View on Reimbursement and Diversification of Risk

Our Company is highly dependent on government reimbursement programs which pay for the majority of the services we provide to our patients. Reimbursement under these programs, primarily Medicare and Medicaid, is subject to frequent changes as policy makers balance constituents' needs for health care services within the constraints of the specific government's fiscal budgets.

We believe that an important key to our historical success and to our future success is our ability to adapt our operations to meet changes in reimbursement as they occur. One important way in which we have achieved this adaptability in the past, and in which we plan to achieve it in the future, is to maintain some level of diversification in our business mix.

The execution of our business plan will place primary emphasis on the development of our Visiting Nurse operations. Our Personal Care operation will help us maintain a level of diversification of reimbursement risk that we believe is appropriate.

Our Business Plan

Our future success depends on our ability to execute our business plan. Over the next three to five years we will try to accomplish the following:

- Generate meaningful same store sales growth through the focused provision of high quality services and attending to the needs of our patients;

- Expand the significance of our Visiting Nurse, Medicare-based, home health services by selectively acquiring other quality providers, and through the startup of new agencies; and

- Expand our capital base through both earnings performance and by seeking additional capital investments in our Company.

Overview of Our Services

Visiting Nurse Services (VN)

Our Visiting Nurse services consist primarily of the provision of skilled in-home medical services to patients in need of short-term recuperative health care. A majority of our patients receive this care immediately following a period of hospitalization or care in another type of in-patient facility. We operate twenty-eight (28) Medicare-certified home health agencies with a total of forty five (45) locations. In the year ended December 31, 2006, approximately 92% of our visiting nurse segment revenues were derived from the Federal Medicare program.

Our Visiting Nurse segment, which uses the trade name *"Caretenders™" or "Mederi-Caretenders"* as primary trade names in most of its markets, provides a comprehensive range of Medicare-certified home health nursing services. We also receive payment from Medicaid and private insurance companies. Our professional staff includes registered nurses, licensed practical nurses, physical, speech and occupational therapists, and medical social workers. They monitor medical treatment plans prescribed by physicians. Our professional staff is subject to state licensing requirements in the particular states in which they practice. Para-professional staff members (primarily home health aides) also provide care to these patients.

Our Visiting Nurse segment operations located in Florida normally experience higher admissions during the March quarter than in the other quarters due to seasonal population fluctuations. Approximately 63% of our revenues are generated from our operations in Florida.

Personal Care Services (PC)

Our PC segment services are also provided in patients' homes. These services (generally provided by para-professional staff such as home health aides) are generally of a custodial rather than skilled nature. PC revenues are generated on an hourly basis. We currently operate twenty four (24) personal care locations.

As of December 31, 2006, our operating locations were as follows:

Locations	Visiting Nurse Branches	Personal Care Branches
Florida:		
Bradenton	2	-
Brandon	1	-
Brooksville	1	-
Delray	1	-
Fort Lauderdale	1	1
Fort Myers	1	1
Gainesville	1	-
Holiday	1	-
Inverness	1	-
Melbourne	1	-
Naples	1	1
Ocala	1	-
Orlando	1	-
Palm Coast	1	-
Pinellas Park	1	-
Port Charlotte	1	-
Port St. Lucie	1	1
Sarasota	1	1
Sebring	1	-
St. Augustine	1	1
Tavares	1	-
Titusville	1	-
Vero Beach	1	-
West Palm Beach	1	1
Kentucky:		
Elizabethtown	1	1
Frankfort	1	-
Lebanon Junction	1	1
Lexington	1	1
Louisville	1	1
Northern KY (metro Cincinnati)	1	1
Owensboro	1	1
Shelbyville	1	-
Ohio:		
Akron	1	1
Cincinnati	-	1
Cleveland	2	2
Columbus	-	1
Youngstown	1	-
Connecticut:		
Bridgeport	-	1
Danbury	-	1
Stamford	-	1
Waterbury	-	1
West Haven	-	1
Massachusetts:		
Boston	1	1
Indiana:		
New Albany	1	-
Illinois:		
Breese	1	-
Homewood	1	-
Swansea	1	-
Missouri:		
St. Louis	1	-
Sullivan	1	-
Alabama:		
Birmingham	1	1
Total	45	24

Compensation for Services

We are compensated for our services by (i) Medicare (Visiting Nurse only), (ii) Medicaid (iii) other third party payors (e.g. insurance companies and other sources), and (iv) private pay (paid by personal funds). The rates of reimbursement we receive from Medicare, Medicaid and Other Government programs are generally dictated by those programs. In determining charge rates for goods and services provided to our other customers, we evaluate several factors including cost and market competition. We sometimes negotiate contract rates with third party providers such as insurance companies.

Our reliance on government sponsored reimbursement programs makes us vulnerable to possible legislative and administrative regulations and budget cut-backs that could adversely affect the number of persons eligible for such programs, the amount of allowed reimbursements or other aspects of the program, any of which could materially affect us. In addition, loss of certification or qualification under Medicare or Medicaid programs could materially affect our ability to effectively market our services.

The following table sets forth our revenues from continuing operations derived from each major class of payor during the indicated periods (by percentage of net revenues):

Payor Group	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Medicare	55.6%	49.0%	44.0%
Medicaid and Other Government Programs	31.0%	34.3%	36.8%
Insurance and private pay	13.4%	16.7%	19.2%

Medicare revenues are earned only in our VN segment where they account for 92% of segment revenues. Historical changes in payment sources are primarily a result of changes in the types of customers we attract.

As shown above, approximately 31% of our 2006 revenues were derived from state Medicaid and Other Government Programs, many of which periodically face significant budget issues. The financial condition of the Medicaid programs in each of the states in which we operate is cyclical and many may be expected from time to time to take actions or evaluate taking actions to control the rate of growth of Medicaid expenditures. Among these actions are the following:

- Redefining eligibility standards for Medicaid coverage
- Redefining coverage criteria for home and community based care services
- Slowing payments to providers by increasing the minimum time in which payments are made
- Limiting reimbursement rate increases
- Changing regulations under which providers must operate

The actions that might be taken or considered are because the number of Medicaid beneficiaries and their related expenditures are growing at a faster rate than the government's revenue. Medicaid is consuming a greater percentage of the budget. This issue is exacerbated when revenues slow in a slowing economy. We believe that these financial issues are cyclical in nature rather than indicative of the long-term prospect for Medicaid funding of health care services. Additionally, we believe our services offer the lowest cost alternative to institutional care and are a part of the solution to the states' Medicaid financing problems. It is possible however, that the actions taken by the state Medicaid programs in the future could have a significant unfavorable impact on our results of operations, financial condition and liquidity.

See "Government Regulation" and "Risk Factors." We will monitor the effects of such items and may consider modifications to our expansion and development strategy when and if necessary.

Acquisitions

Over the next three to five years we will actively seek to acquire quality providers of Medicare-certified home health services. We may consider acquisitions of businesses that provide health care services similar to those we currently offer in our Personal Care segment but we expect most of our acquisition activity to be focused on Visiting Nurse operations.

Factors which may affect future acquisition decisions include the quality and potential profitability of the business under consideration, and our profitability and ability to finance the transaction.

Acquisitions During 2006

During 2006, we acquired 24 visiting nurse branch locations one of which was essentially a startup operation. These operations added to our market presence in Florida, and gave us market presence in Alabama, Illinois and Missouri.

On April 8, 2006, the Company acquired all the assets and business operations of a Medicare-certified home health agency with branches located in Ocala and Palm Coast, Florida. The total purchase price of $1.8 million was paid $1.4 million in cash with the $340,000 balance in the form of a note payable bearing interest at 6% payable quarterly with the principal balance due in a balloon payment 30 months from the closing date. The acquired operations generated net revenues of approximately $1.7 million in the year ended December 31, 2005.

On June 30, 2006, the Company acquired all the assets and business operations of a Medicare-certified home health agency located in Birmingham, Alabama. The total purchase price of $982,000 was paid $810,000 in cash with the $100,000 balance in the form of a note payable bearing interest at 6% payable quarterly with the principal due in a balloon payment 18 months from the closing date. The acquired operation generated net Medicare revenues of approximately $1.8 million in the year ended June 30, 2006.

On September 18, 2006, the Company acquired the business operations of a Medicare-certified home health agency located in Ft. Lauderdale, Florida. The total purchase price of $1.4 million was paid $1.3 million in cash with the $100,000 balance in the form of a note payable bearing interest at 6% payable quarterly with the principal due in a balloon payment 12 months from the closing date. The acquired operation generated net Medicare revenues of approximately $1.8 million in the year ended December 31, 2005.

On December 3, 2006, the Company acquired all the Medicare-certified home health agencies owned and operated by Mederi, Inc., located in Coconut Grove, Florida. The total purchase price of $20.4 million was paid $11.7 million in cash, approximately $3 million or 100,000 shares of Almost Family common stock (restricted) with the $4 million balance in the form of two notes payable bearing interest at 6% payable quarterly with the principal due in a balloon payment two years from the closing date. The Company assumed employee paid-time-off liabilities of approximately $397,000 and a Medicare liability of approximately $1.3 million. Additional consideration of up to $5.5 million in cash may be paid to the seller contingent primarily upon the achievement of certain revenue targets in the two years following the closing. The cash portion of the transaction was funded from borrowings available on the Company's existing senior credit facility with JP Morgan Chase Bank, NA. The acquired operations generated net revenues of approximately $23.8 million in the year ended June 30, 2006. The Mederi acquisition significantly expands the Company's presence and penetration in the state of Florida and gives the Company new market presence in the states of Missouri and Illinois.

Acquisitions During 2005

During 2005, we acquired three visiting nurse operations one of which was essentially a startup operation. These operations added to our market presence in Florida.

On April 1, 2005 we acquired all the assets and business operations of a Medicare-certified visiting nurse agency located in Bradenton, Florida. The total purchase price of $3.2 million was paid in the form of $2.5 million in cash with the $700,000 balance in the form of a note payable bearing interest at 6% payable quarterly and the note balance due in two years after closing. We funded the cash portion of the purchase price with available borrowings on our revolving credit facility.

On November 12, 2005 we acquired all the assets and business operations of a Medicare-certified visiting nurse agency located in St. Augustine, Florida. The total purchase price of $800,000 was paid in the form of $600,000 in cash with the balance in the form of a note payable bearing interest at 6% due in its entirety three years after closing. We funded the cash portion of the purchase price with cash on hand.

Competition, Marketing and Customers

The visiting nurse industry is highly competitive and fragmented. Competitors include larger publicly held companies such as Gentiva (NasdaqGS:GTIV) and Amedisys (NasdaqGS:AMED), numerous privately held multi-site home care companies, privately held single-site agencies and a significant number of hospital-based agencies. In some locations, county health departments operate home health agencies. Competition for customers at the local market level is very fragmented and market specific. Generally each local market has its own competitive profile and no one competitor has significant market share across all our markets. To our best knowledge, no individual provider has more than 3% share of the national market.

We believe the primary competitive factors are quality of service and reputation among referral sources. However, competitors are increasingly focusing attention on providing alternative site health care services. We market our services through our site managers and marketing staff. These individuals contact referral sources in their areas to market our services. Major referral sources include: physicians, hospital discharge planners, Offices on Aging, social workers, and group living facilities. We also utilize consumer-direct sales, marketing and advertising programs designed to attract customers.

The personal care industry is likewise highly competitive but fragmented. Competitors include home health providers, senior adult associations, and the private hiring of caregivers. We market our services primarily through our site managers, and we compete by offering a high quality of care and by helping families identify and access solutions for care.

Government Regulation

Overview

The health care industry has experienced, and is expected to continue to experience, extensive and dynamic change. In addition to economic forces and regulatory influences, continuing political debate is subjecting the health care industry to significant reform. Health care reforms have been enacted as discussed elsewhere in this document and proposals for additional changes are continuously formulated by departments of the Federal government, Congress, and state legislatures.

We expect government officials to continue to review and assess alternative health care delivery systems and payment methodologies. Changes in the law or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative cost of doing business, and the methods and amounts of payments for medical care by both governmental and other payors. We expect legislative changes to "balance the budget" and slow the annual rate of growth of Medicare and Medicaid to continue. Such future changes may further impact reimbursement for our services. There can be no assurance that future legislation or regulatory changes will not have a material adverse effect on our operations.

Medicare Rates

On October 1, 2000, Medicare implemented the Prospective Payment System ("PPS") and began paying providers of home health care at fixed, predetermined rates for services and supplies bundled into 60-day episodes of home health care. An episode of home health care spans a 60-day period, starting with the first day a billable visit is furnished to a Medicare beneficiary and ending 60 days later. If a patient is still in treatment on the 60th day a new episode begins on the 61st day regardless of whether a billable visit is rendered on that day and ends 60 days later. The first day of a consecutive episode, therefore, is not necessarily the new episode's first billable visit. A base episode payment is established by the Medicare Program through federal legislation for all episodes of care ended on or after the applicable time periods detailed below:

Period	Base episode Payment (1)
October 1, 2002 through September 30, 2003	$ 2,159
October 1, 2003 through March 31, 2004	$ 2,231
April 1, 2004 through December 31, 2004	$ 2,213
January 1, 2005 through December 31, 2005	$ 2,264
January 1, 2006 through December 31, 2006	$ 2,264

(1) The actual episode payment rates, as presented in the table vary, depending on the home health resource groups ("HHRGs") to which Medicare patients are assigned and the per episode payment is typically reduced or increased by such factors as the patient's clinical, functional, and services utilization characteristics.

Under PPS for Medicare reimbursement, we record net revenues based on a reimbursement rate that varies based on the severity of the patient's condition, service needs and other related factors. We record net revenues as services are rendered to patients over the 60-day episode period. At the end of each month, a portion of our revenue is estimated for episodes in progress.

Medicare reimbursement, on an episodic basis, is subject to adjustment if there are significant changes in the patient's condition during the treatment period or if the patient is discharged but readmitted to another agency within the same 60-day episodic period. Our revenue recognition under the Medicare reimbursement program is based on certain variables including, but not limited, to: (i) changes in the base episode payments established by the Medicare Program; (ii) adjustments to the base episode payments for partial episodes and for other factors, such as case mix, geographic wages, low utilization and intervening events; and, (iii) recoveries of overpayments. Adjustments to revenue result from differences between estimated and actual reimbursement amounts; an inability to obtain appropriate billing documentation or authorizations acceptable to the payor and other reasons unrelated to credit risk. We recognize Medicare revenue on an episode-by-episode basis during the course of each episode over its expected number of visits.

Effective January 1, 2007, the Medicare standard episode rates increased 3.3%. Based on current law and regulation, Medicare rates will change each January 1 thereafter, based on a statutory formula the intent of which is to cause reimbursement rates to reflect changes in the costs of providing services minus 0.8% per year.

Refer to the "Risk Factors" below, the "Notes to the Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information.

Permits and Licensure

Many states require companies providing certain health care services to be licensed as home health agencies. In addition, certain health care practitioners employed by us require state licensure and/or registration and must comply with laws and regulations governing standards of practice. The failure to obtain, renew or maintain any of the required regulatory approvals or licenses could adversely affect our business. We believe we are currently licensed appropriately where required by the laws of the states in which we operate. There can be no assurance that either the states or the Federal government will not impose additional regulations upon our activities which might adversely affect our results of operations, financial condition, or liquidity.

Certificates of Need

Certain states require companies providing health care services to obtain a certificate of need issued by a state health-planning agency. Where required by law, we have obtained certificates of need from those states. There can be no assurance that we will be able to obtain any certificates of need which may be required in the future if we expand the scope of our services or if state laws change to impose additional certificate of need requirements, and any attempt to obtain additional certificates of need will cause us to incur certain expenses.

Other Regulations

A series of laws and regulations dating back to the Omnibus Budget Reconciliation Act of 1987 ("OBRA 1987") and through the Medicare Prescription Drug Bill of 2003 have been enacted and apply to us. Changes in applicable laws and regulations have occurred from time to time since OBRA 1987 including reimbursement reductions and changes to payment rules. Changes are also expected to occur continuously for the foreseeable future.

As a provider of services under Medicare and Medicaid programs, we are subject to the Medicare and Medicaid anti-kickback statute, also known as the "fraud and abuse law." This law prohibits any bribe, kickback, rebate or remuneration of any kind in return for, or as an inducement for, the referral of Medicare or Medicaid patients. We may also be affected by the Federal physician self-referral prohibition, known as the "Stark" law, which, with certain exceptions, prohibits physicians from referring patients to entities in which they have a financial interest or from which they receive financial benefit. Many states in which we operate have adopted similar self-referral laws, as well as laws that prohibit certain direct or indirect payments or fee-splitting arrangements between health care providers, if such arrangements are designed to induce or to encourage the referral of patients to a particular provider.

Health care is an area of extensive and dynamic regulatory change. Changes in laws or regulations or new interpretations of existing laws or regulations can have a dramatic effect on our permissible activities, the relative costs associated with our doing business, and the amount and availability of reimbursement we receive from government and third-party payors. Furthermore, we will be required to comply with applicable regulations in each new state in which we desire to provide services.

As a result of the Health Insurance Portability and Accountability Act of 1996 and other legislative and administrative initiatives, Federal and state enforcement efforts against the health care industry have increased dramatically, subjecting all health care providers to increased risk of scrutiny and increased compliance costs.

We are subject to routine and periodic surveys and audits by various governmental agencies. We believe that we are in material compliance with applicable laws. However, we are unable to predict what additional government regulations, if any, affecting our business may be enacted in the future, how existing or future laws and regulations might be interpreted or whether we will be able to comply with such laws and regulations either in the markets in which we presently conduct, or wish to commence, business.

Health Insurance Portability and Accountability Act (HIPAA)

The Health Insurance Portability and Accountability Act (HIPAA) was enacted by the Federal government on August 12, 1996, and requires organizations to adhere to certain standards to protect data integrity, confidentiality and availability. HIPAA also mandates, among other things, that the Department of Health and Human Services adopt standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the health care industry. We implemented changes in our operations to comply with HIPAA and we believe we are in compliance.

Insurance Programs and Costs

We bear significant insurance risk under our large-deductible workers' compensation insurance programs and our self-insured employee health program. Under our workers' compensation insurance program, we bear risk up to $250,000 per incident. We purchase stop-loss insurance for our employee health plan that places a specific limit, generally $100,000, on our exposure for any individual covered life.

Malpractice and general patient liability claims for incidents which may give rise to litigation have been asserted against us by various claimants. The claims are in various stages of processing and some may ultimately be brought to trial. We also know of incidents that have occurred through December 31, 2006 that may result in the assertion of additional claims. We carry insurance coverage for this exposure; however our deductible per claim increased effective July 21, 2005, from $250,000 to $500,000.

We record estimated liabilities for our insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. We monitor our estimated insurance-related liabilities on a monthly basis. As facts change, it may become necessary to make adjustments that could be material to our results of operations and financial condition.

We believe that our present insurance coverage is adequate. As part of our on-going risk management and cost control efforts, we continually seek alternatives that might provide a different balance of cost and risk, including potentially accepting additional self-insurance risk in lieu of higher premium costs.

Executive Officers

See Part III, Item 10 of this Form 10-K for information about the company's executive officers.

Employees and Labor Relations

As of December 31, 2006 we had approximately 4,000 employees. None of our employees are represented by a labor organization. We believe our relationship with our employees is satisfactory.

Discontinued Operations

On September 30, 2005, the Company completed an asset sale transaction to divest its adult day care (ADC) segment to Active Services, Inc. ADC operations are now reported as discontinued operations.

The purchase price consisted of $13.6 million cash plus assumption of approximately $1.4 million of debt. In return, Active Services acquired substantially all the assets and assumed certain working capital liabilities related to Almost Family's 19 medical adult day care centers which generated approximately $21.0 million in annual revenues. The transaction closed on September 30, 2005. Proceeds of the sale were used to retire debt with the balance invested in cash equivalents at December 31, 2005. The Company reported an after-tax gain on the sale totaling $5.2 million.

We follow the guidance in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and, when appropriate, reclassify operating units closed, sold, or held for sale out of continuing operations and into discontinued operations for all periods presented. At the year ended December 31, 2006, the VN segment had one facility that met the criteria to be reclassified as discontinued operations. For all the years presented in this report, this facility has been reclassified. Net losses from the discontinued operations were approximately $(34,000), ($221,000) and ($363,000) in the years ended December 31, 2006, 2005 and 2004 respectively, and such amounts are included in net loss from discontinued operations in the accompanying financial statements.

Website Access to Our Reports

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are available free of charge on our website at www.almostfamily.com as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Also, copies of our annual report will be made available, free of charge, upon written request.

ITEM 1A. RISK FACTORS

Investing in our common stock involves a degree of risk. You should consider carefully the following risks, as well as other information in this filing and the incorporated documents before investing in our common stock.

Risks Related to Our Industry

Our profitability depends principally on the level of government-mandated payment rates. Reductions in rates or rate increases that do not cover cost increases may adversely affect our business.

We generally receive fixed payments from Medicare for our services based on the level of care that we provide patients. Consequently, our profitability largely depends upon our ability to manage the cost of providing services. Although current Medicare legislation provides for an annual adjustment of the various payment rates based on the increase or decrease of the medical care expenditure category of the Consumer Price Index, these Medicare payment rate increases may be less than actual inflation or could be eliminated or reduced in any given year. Consequently, if our cost of providing services, which consists primarily of labor costs, is greater than the current Medicare payment rate, our profitability would be negatively impacted.

If any of our agencies fail to comply with the conditions of participation in the Medicare program, that agency could be terminated from the Medicare program, which would adversely affect our net patient service revenue and profitability.

Each of our home care agencies must comply with the extensive conditions of participation in the Medicare program. If any of our agencies fail to meet any of the Medicare conditions of participation, that agency may receive a notice of deficiency from the applicable state surveyor. If that agency then fails to institute a plan of correction to correct the deficiency within the correction period provided by the state surveyor, that agency could be terminated from the Medicare program. Any termination of one or more of our home care agencies from the Medicare program for failure to satisfy the program's conditions of participation could adversely affect our net service revenue and profitability.

We are subject to extensive government regulation. Any changes to the laws and regulations governing our business, or the interpretation and enforcement of those laws or regulations, could cause us to modify our operations and could negatively impact our operating results.

The federal government and the states in which we operate regulate our industry extensively. The laws and regulations governing our operations, along with the terms of participation in various government programs, regulate how we do business, the services we offer, and our interactions with patients and the public. These laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws and regulations, or their interpretations, or the enactment of new laws or regulations could reduce our profitability by:

- increasing our liability;
- increasing our administrative and other costs;
- increasing or decreasing mandated services;
- forcing us to restructure our relationships with referral sources and providers; or
- requiring us to implement additional or different programs and systems.

For example, Congress enacted the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which mandates that provider organizations enhance privacy protections for patient health information. This requires companies like us to develop, maintain and monitor administrative, information, and security systems to prevent inappropriate release of protected health information. Compliance with this law has added, and will continue to add, costs that affect our profitability. Failure to comply with HIPAA could result in fines and penalties, as well as our exclusion from Medicare and Medicaid programs.

In addition, we are subject to various routine and non-routine governmental reviews, audits, and investigations. Violation of the laws governing our operations, or changes in interpretations of those laws, could result in the imposition of fines, civil or criminal penalties, the termination of our rights to participate in federal and state-sponsored programs, and the suspension or revocation of our licenses. If we become subject to material fines or if other sanctions or other corrective actions are imposed on us, we might suffer a substantial reduction in profitability.

If we are unable to maintain relationships with existing patient referral sources or to establish new referral sources, our growth and profitability could be adversely affected.

Our success depends significantly on referrals from physicians, hospitals, and other patient referral sources in the communities that our home care agencies serve, as well as on our ability to maintain good relationships with these referral sources. Our referral sources are not contractually obligated to refer home care patients to us and may refer their patients to other providers. Our growth and profitability depend on our ability to establish and maintain close working relationships with these patient referral sources and to increase awareness and acceptance of the benefits of home care by our referral sources and their patients. We cannot assure you that we will be able to maintain our existing referral source relationships or that we will be able to develop and maintain new relationships in existing or new markets. Our loss of, or failure to maintain, existing relationships or our failure to develop new relationships could adversely affect our ability to expand our operations and operate profitably.

We are subject to federal and state laws that govern our financial relationships with physicians and other healthcare providers, including potential or current referral sources.

We are required to comply with federal and state laws, generally referred to as "anti-kickback laws," that prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to encourage the referral of patients to a particular provider for medical services. In addition to enacting anti-kickback laws, some of the states in which we operate have enacted laws prohibiting certain business relationships between physicians and other providers of healthcare services. We currently have contractual relationships with certain physicians who provide consulting services to our company. Many of these physicians are current or potential referral sources. Although we believe our physician consultant arrangements currently comply with state and federal anti-kickback laws and state laws regulating relationships between healthcare providers, we cannot assure you that courts or regulatory agencies will not interpret these laws in ways that will implicate our physician consultant arrangements. Violations of anti-kickback and similar laws could lead to fines or sanctions that may have a material adverse effect on our operations.

We may be subject to substantial malpractice or other similar claims.

The services we offer involve an inherent risk of professional liability and related substantial damage awards. On any given day, we have several hundred nurses and other direct care personnel driving to and from patients' homes where they deliver medical and other care. Due to the nature of our business, we and the caregivers who provide services on our behalf may be the subject of medical malpractice claims. These caregivers could be considered our agents, and, as a result, we could be held liable for their medical negligence. We cannot predict the effect that any claims of this nature, regardless of their ultimate outcome, could have on our business or reputation or on our ability to attract and retain patients and employees. We maintain malpractice liability insurance and are responsible for amounts in excess of the limits of our coverage.

Delays in reimbursement may cause liquidity problems.

Our business is characterized by delays in reimbursement from the time we provide services to the time we receive reimbursement or payment for these services. If we have information system problems or issues that arise with Medicare, we may encounter delays in our payment cycle. Such a timing delay may cause working capital shortages.

Working capital management, including prompt and diligent billing and collection, is an important factor in our results of operations and liquidity. We cannot assure you that system problems, Medicare issues or industry trends will not extend our collection period, adversely impact our working capital, or that our working capital management procedures will successfully negate this risk. There are often timing delays when attempting to collect funds from Medicaid programs. We cannot assure you that delays in receiving reimbursement or payments from these programs will not adversely impact our working capital.

Our industry is highly competitive.

Our home health care agencies compete with local and regional home health care companies, hospitals, nursing homes, and other businesses that provide home nursing services, some of which are large established companies that have significantly greater resources than we do. Our primary competition comes from local companies in each of our markets, and these privately-owned or hospital-owned health care providers vary by region and market. We compete based on the availability of personnel; the quality, expertise, and value of our services; and in select instances, on the price of our services. Increased competition in the future from existing competitors or new entrants may limit our ability to maintain or increase our market share. We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse impact on our business, financial condition, or results of operations.

Some of our existing and potential new competitors may enjoy greater name recognition and greater financial, technical, and marketing resources than we do. This may permit our competitors to devote greater resources than we can to the development and promotion of services. These competitors may undertake more far-reaching and effective marketing campaigns and may offer more attractive opportunities to existing and potential employees and services to referral sources.

We expect our competitors to develop new strategic relationships with providers, referral sources, and payors, which could result in increased competition. The introduction of new and enhanced service offerings, in combination with industry consolidation and the development of strategic relationships by our competitors, could cause a decline in revenue or loss of market acceptance of our services or make our services less attractive. Additionally, we compete with a number of non-profit organizations that can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions that are unavailable to us.

We expect that industry forces will continue to have an impact on our business and that of our competitors. In recent years, the health care industry has undergone significant changes driven by efforts to reduce costs, and we expect these cost containment measures to continue in the future. Frequent regulatory changes in our industry, including reductions in reimbursement rates and changes in services covered, have increased competition among home health care providers. If we are unable to react competitively to new developments, our operating results may suffer.

A shortage of qualified registered nursing staff and other caregivers could adversely affect our ability to attract, train and retain qualified personnel and could increase operating costs.

We rely significantly on our ability to attract and retain caregivers who possess the skills, experience, and licenses necessary to meet the requirements of our patients. We compete for personnel with other providers of home nursing services. Our ability to attract and retain caregivers depends on several factors, including our ability to provide these caregivers with attractive assignments and competitive benefits and salaries. We cannot assure you that we will succeed in any of these areas. In addition, there are occasional shortages of qualified healthcare personnel in some of the markets in which we operate. As a result, we may face higher costs of attracting caregivers and providing them with attractive benefit packages than we originally anticipated, and, if that occurs, our profitability could decline. Finally, although this is currently not a significant factor in our existing markets, if we expand our operations into geographic areas where healthcare providers have historically unionized, we cannot assure you that the negotiation of collective bargaining agreements will not have a negative effect on our ability to timely and successfully recruit qualified personnel. Generally, if we are unable to attract and retain caregivers, the quality of our services may decline, and we could lose patients and referral sources.

Risks Related to Our Business

We depend on Medicare for the largest portion of our revenues.

For the years ended December 31, 2006, 2005 and 2004, we received 56%, 49% and 45%, respectively, of our revenue from Medicare. Further, the acquisitions completed by us in 2006 substantially increase our dependence on Medicare reimbursement. Reductions in Medicare reimbursement could have an adverse impact on our profitability. Such reductions in payments to us could be caused by:

- administrative or legislative changes to the base episode rate;
- the elimination or reduction of annual rate increases based on medical inflation;
- the imposition by Medicare of co-payments or other mechanisms shifting responsibility for a portion of payment to beneficiaries;
- adjustments to the relative components of the wage index;
- changes to our case mix or therapy thresholds; or
- other adverse changes to the way we are paid for delivering our services.

The Medicare Payment Advisory Commission (MedPAC), an independent federal body established to advise Congress on issues affecting the Medicare Program, has recently recommended implementation of pay-for-performance initiatives for home care providers. If implemented, Medicare will differentiate reimbursement rates for Medicare home health service providers based on quality measures. While we believe that we provide high quality services to our patients, there can be no assurances that a pay-for-performance reimbursement system will not adversely affect our Medicare reimbursement rates and, consequently, our results of operations.

Our non-Medicare revenues and profitability also are affected by the continuing efforts of third-party payors to contain or reduce the costs of health care by lowering reimbursement rates, narrowing the scope of covered services, increasing case management review of services, and negotiating reduced contract pricing. Any changes in reimbursement levels from these third-party payor sources and any changes in applicable government regulations could have a material adverse effect on our revenues and profitability. We can provide no assurance that we will continue to maintain the current payor or revenue mix.

Migration of our Medicare beneficiary patients to Medicare managed care providers could negatively impact our operating results.

Historically, we have generated a substantial portion of our revenue from the Medicare fee-for-service market. Under the Medicare Prescription Drug Improvement and Modernization Act of December 2003 ("MMA"), however, the United States Congress allocated significant additional funds and other incentives to Medicare managed care providers in order to promote greater participation in those plans by Medicare beneficiaries. If these increased funding levels have the intended result, the size of the potential Medicare fee-for-service market could decline, thereby reducing the size of our potential patient population, which could cause our operating results to suffer.

Our growth strategy depends on our ability to manage growing and changing operations.

Our business plan calls for significant growth in our business over the next several years. This growth will place significant demands on our management systems, internal controls, and financial and professional resources. In addition, we will need to further develop our financial controls and reporting systems to accommodate future growth. This could require us to incur expenses for hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems, and expanding our information technology infrastructure. Our inability to manage growth effectively could have a material adverse effect on our financial results.

Our growth strategy depends on our ability to develop and to acquire additional agencies on favorable terms and to integrate and operate these agencies effectively. If we are unable to do so, our future growth and operating results could be negatively impacted.

Development. We expect to continue to open agencies in our existing and new markets. Our new agency growth, however, will depend on several factors, including our ability to:

- obtain locations for agencies in markets where need exists;
- identify and hire a sufficient number of sales personnel and appropriately trained home care and other health care professionals;
- obtain adequate financing to fund growth; and
- operate successfully under applicable government regulations.

Acquisitions. We are focusing significant time and resources on the acquisition of home healthcare providers, or of certain of their assets, in targeted markets. We may be unable to identify, negotiate, and complete suitable acquisition opportunities on reasonable terms. We may incur future liabilities related to acquisitions. Should any of the following problems, or others, occur as a result of our acquisition strategy, the impact could be material:

- difficulties integrating personnel from acquired entities and other corporate cultures into our business;
- difficulties integrating information systems;
- the potential loss of key employees or referral sources of acquired companies or a reduction in patient referrals by hospitals from which we have acquired home health care agencies;
- the assumption of liabilities and exposure to undisclosed liabilities of acquired companies;
- the acquisition of an agency with undisclosed compliance problems;
- the diversion of management attention from existing operations;
- difficulties in recouping partial episode payments and other types of misdirected payments for services from the previous owners; or
- an unsuccessful claim for indemnification rights from previous owners for acts or omissions arising prior to the date of acquisition.

We may require additional capital to pursue our acquisition strategy.

At December 31, 2006, we had cash and cash equivalents of approximately $4 million and additional borrowing capacity of approximately $11 million. Based on our current plan of operations, including acquisitions, we cannot assure you that this amount will be sufficient to support our current growth strategies. We cannot readily predict the timing, size, and success of our acquisition efforts and the associated capital commitments. If we do not have sufficient cash resources, our growth could be limited unless we obtain additional equity or debt financing. At some future point we may elect to issue additional equity securities in conjunction with raising capital or completing an acquisition. We cannot assure you that such issuances will not be dilutive to existing shareholders.

Our business depends on our information systems. Our inability to effectively integrate, manage, and keep secure our information systems could disrupt our operations.

Our business depends on effective and secure information systems that assist us in, among other things, monitoring utilization and other cost factors, processing claims, reporting financial results, measuring outcomes and quality of care, managing regulatory compliance controls, and maintaining operational efficiencies. These systems include software developed in-house and systems provided by external contractors and other service providers. To the extent that these external contractors or other service providers become insolvent or fail to support the software or systems, our operations could be negatively affected. Our agencies also depend upon our information systems for accounting, billing, collections, risk management, quality assurance, payroll, and other information. If we experience a reduction in the performance, reliability, or availability of our information systems, our operations and ability to produce timely and accurate reports could be adversely affected.

Our information systems and applications require continual maintenance, upgrading, and enhancement to meet our operational needs. Our acquisition activity requires transitions and integration of various information systems. We regularly upgrade and expand our information systems' capabilities. If we experience difficulties with the transition and integration of information systems or are unable to implement, maintain, or expand our systems properly, we could suffer from, among other things, operational disruptions, regulatory problems, and increases in administrative expenses.

Our business requires the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems and patient data stored in our information systems. Anyone who circumvents our security measures could misappropriate our confidential information or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses or software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems, or those of our providers or regulators, which could disrupt our operations or make our systems inaccessible to our providers or regulators. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Our security measures may be inadequate to prevent security breaches, and our business operations would be negatively impacted by cancellation of contracts and loss of patients if security breaches are not prevented.

Further, our information systems are vulnerable to damage or interruption from fire, flood, natural disaster, power loss, telecommunications failure, break-ins and similar events. A failure to restore our information systems after the occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations. Because of the confidential health information we store and transmit, loss of electronically-stored information for any reason could expose us to a risk of regulatory action, litigation, possible liability and loss.

Our clinical software system has been developed in-house. Failure of, or problems with, our system could harm our business and operating results.

We have developed and utilize a proprietary clinical software system to collect assessment data, log patient visits, generate medical orders, and monitor treatments and outcomes in accordance with established medical standards. The system integrates billing and collections functionality as well as accounting, human resource, payroll, and employee benefits programs provided by third parties. Problems with, or the failure of, our technology and systems could negatively impact data capture, billing, collections, and management and reporting capabilities. Any such problems or failures could adversely affect our operations and reputation, result in significant costs to us, and impair our ability to provide our services in the future. The costs incurred in correcting any errors or problems may be substantial and could adversely affect our profitability.

We depend on outside software providers.

We depend on the proper functioning and availability of our information systems in operating our business, some of which are provided by outside software providers. These information systems and applications require continual maintenance, upgrading, and enhancement to meet our operational needs. If our providers are unable to maintain or expand our information systems properly, we could suffer from operational disruptions and an increase in administrative expenses, among other things.

The inability or failure of management in the future to conclude that we maintain effective internal controls over financial reporting, or the inability of our independent auditor to issue a report attesting to management's assessment of our internal controls over financial reporting, could have a material adverse effect on our financial position, results of operations and liquidity.

Under the Sarbanes-Oxley Act of 2002, beginning in 2007, we anticipate becoming an accelerated filer which will require us to report in our Annual Report on Form 10-K on the effectiveness of our internal controls over financial reporting, and our independent auditor will be required to attest to management's assessment of our internal controls over financial reporting. Significant resources will be required to establish that we are in full compliance with the newly adopted financial reporting controls and procedures. If we fail to have, or management or our independent auditor is unable to conclude that we maintain, effective internal controls and procedures for financial reporting, we could be unable to provide timely and reliable financial information which could have a material adverse effect on our financial position, results of operations and liquidity.

Our insurance liability coverage may not be sufficient for our business needs.

We maintain professional liability insurance for the Company with a deductible of $500,000 per incident. We also bear significant insurance risk under our large-deductible workers' compensation insurance program and our self-insured employee health program. Under our workers' compensation insurance program, we bear risk up to $250,000 per incident. We purchase stop-loss insurance for our employee health plan that places a specific limit, generally $100,000, on our exposure for any individual covered life. However, we cannot assure you that claims will not be made in the future in excess of the limits of such insurance, if any, nor can we assure you that any such claims, if successful and in excess of such limits, will not have a material adverse effect on our ability to conduct business or on our assets. Our insurance coverage also includes fire, property damage, and general liability with varying limits. Although we maintain insurance consistent with industry practice, we cannot assure you that the insurance we maintain will satisfy claims made against us. In addition, as a result of operating in the home healthcare industry, our business entails an inherent risk of claims, losses and potential lawsuits alleging employee accidents that are likely to occur in a patient's home. Finally, we cannot assure you that insurance coverage will continue to be available to us at commercially reasonable rates, in adequate amounts or on satisfactory terms. Any claims made against us, regardless of their merit or eventual outcome, could damage our reputation and business.

We have established reserves for Medicare liabilities that may be payable by us in the future. These liabilities may be subject to audit or further review, and we may owe additional amounts beyond what we expect and have reserved for.

The Company is paid for its services primarily by Federal and state third-party reimbursement programs, commercial insurance companies, and patients. Revenues are recorded at established rates in the period during which the services are rendered. Appropriate allowances to give recognition to third party payment arrangements are recorded when the services are rendered.

Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. It is common for issues to arise related to: 1) the determination of cost-reimbursed revenues, 2) medical coding, particularly with respect to Medicare, 3) patient eligibility, particularly related to Medicaid, and 4) other reasons unrelated to credit risk, all of which may result in adjustments to recorded revenue amounts. Management continuously evaluates the potential for revenue adjustments and when appropriate provides allowances for losses based upon the best available information. There is at least a reasonable possibility that recorded estimates could change by material amounts in the near term.

We depend on the services of our executive officers and other key employees.

Our success depends upon the continued employment of certain members of our senior management team, including our Chairman and Chief Executive Officer, William B. Yarmuth, and our other named executive officers. We also depend upon the continued employment of the individuals that manage several of our key functional areas, including operations, business development, accounting, finance, human resources, marketing, information systems, contracting and compliance. The departure of any member of our senior management team may materially adversely affect our operations.

Our operations could be affected by natural disasters.

A substantial number of our agencies are located in the Florida, increasing our exposure to hurricanes and other natural disasters. The occurrence of natural disasters in the markets in which we operate could not only affect the day-to-day operations of our agencies, but also could also disrupt our relationships with patients, employees and referral sources located in the affected areas. In addition, any episode of care that is not completed due to the impact of a natural disaster will generally result in lower revenue for the episode. We cannot assure you that hurricanes or other natural disasters will not have a material adverse impact on our business, financial condition or results of operations in the future.

Risks Related to Ownership of Our Common Stock

The price of our common stock may be volatile and this may adversely affect our stockholders.

The price at which our common stock trades may be volatile. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of health care companies. The market price of our common stock may be influenced by many factors, including:

- our operating and financial performance;
- variances in our quarterly financial results compared to expectations;
- the depth and liquidity of the market for our common stock;
- future sales of common stock or the perception that sales could occur;
- investor perception of our business and our prospects;
- developments relating to litigation or governmental investigations;
- changes or proposed changes in health care laws or regulations or enforcement of these laws and regulations, or announcements relating to these matters; or
- general economic and stock market conditions

In addition, the stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of health care provider companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, securities class-action litigation has often been brought against companies following periods of volatility in the market price of their respective securities. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert our management team's attention as well as resources from the operation of our business.

Sales of substantial amounts of our common stock, or the availability of those shares for future sale, could adversely affect our stock price and limit our ability to raise capital.

At December 31, 2006, 5,118,628 shares of our common stock were outstanding. There are 831,986 shares of our common stock that may be issued under our 2000 employee stock purchase plan. As of December 31, 2006, 614,060 shares of our common stock were issuable upon the exercise of stock options. The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public or the perception that substantial sales could occur. These sales also may make it more difficult for us to sell common stock in the future to raise capital.

We do not anticipate paying dividends on our common stock in the foreseeable future, and you should not expect to receive dividends on shares of our common stock.

We do not pay dividends and intend to retain all future earnings to finance the continued growth and development of our business. In addition, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends will depend upon our financial condition, capital requirements, earnings, and other factors deemed relevant by our board of directors.

Our Board of Directors may use anti-takeover provisions or issue stock to discourage control contests.

We have implemented anti-takeover provisions or provisions that could have an anti-takeover effect, including (1) advance notice requirements for director nominations and stockholder proposals and (2) a stockholder rights plan, also known as a "poison pill." These provisions, and others that the Board of Directors may adopt hereafter, may discourage offers to acquire us and may permit our Board of Directors to choose not to entertain offers to purchase us, even if such offers include a substantial premium to the market price of our stock. Therefore, our stockholders may be deprived of opportunities to profit from a sale of control.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our executive offices are located in Louisville, Kentucky in approximately 25,000 square feet of space leased from an unaffiliated party.

We have 70 real estate leases ranging from approximately 200 to 24,000 square feet of space in their respective locations. See "Item 1. Business – Operating Segments" and Note 9 to our audited consolidated financial statements. We believe that our facilities are adequate to meet our current needs, and that additional or substitute facilities will be available if needed.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to claims and suits arising in the ordinary course of our business, including claims for damages for personal injuries. In our opinion the ultimate resolution of any of these pending claims and legal proceedings will not have a material effect on our financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the fourth quarter of fiscal 2006.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global stock market under the symbol "AFAM" Set forth below are the high and low sale prices for the common stock for the periods indicated reported by NASDAQ:

Closing Common Stock Prices

Quarter Ended:	High	Low
December 31, 2004	$ 7.23	$ 4.01
March 31, 2005	$ 7.43	$ 6.50
June 30, 2005	$ 7.06	$ 5.60
September 30, 2005	$ 8.16	$ 6.86
December 31, 2005	$ 8.13	$ 7.45
March 31, 2006	$ 9.00	$ 7.05
June 30, 2006	$ 12.44	$ 8.97
September 30, 2006	$ 12.00	$ 11.60
December 31, 2006	$ 21.91	$ 9.65

On March 27, 2006, the last reported sale price for the common stock reported by NASDAQ was $26.03 and there were approximately 405 holders of record of our common stock. No cash dividends have been paid by us during the periods indicated above. We do not presently intend to pay dividends on our common stock and will retain our earnings for future operations and the growth of our business.

Issuer Purchases of Equity Securities (1)

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Quarter # 1 – January 1, 2006 – March 31, 2006	-	$ -	-	-
Quarter # 2 – April 1, 2006 – June 30, 2006	4,952	$ 11.89	-	-
Quarter # 3 – July 1, 2006 – September 30, 2006	-	$ -	-	-
Quarter # 4 – October 1, 2006 – December 31, 2006	-	$ -		
Total	4,952	$ 11.89	-	-

(1) All shares included herein were submitted by optionees in lieu of cash purchase price that would have otherwise been due on option exercise in transactions approved by the Company's Board of Directors.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial information derived from the consolidated financial statements of the Company for the periods and at the dates indicated. The information is qualified in its entirety by and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this and prior year Form 10-Ks.

	Year Ended December 31,				
(Dollar amounts in 000's except per share data)	**2006**	**2005**	**2004**	**2003**	**2002**
Results of operations data:					
Net revenues	$ 91,812	$ 75,087	$ 65,261	$ 61,032	$ 58,368
Income (loss) from:					
Continuing operations	$ 4,273	$ 2,951	$ 1,706	$ 785	$ 573
Discontinued operations	(34)	4,917	(449)	(674)	441
Net income	$ 4,239	$ 7,868	$ 1,257	$ 111	$ 1,014
Per share: (1)					
Basic:					
Number of shares (in 000's)	4,853	4,674	4,606	4,590	4,832
Income (loss) from:					
Continuing operations	$ 0.88	$ 0.63	$ 0.37	$ 0.17	$ 0.12
Discontinued operations	(0.01)	1.05	(0.10)	(0.15)	0.09
Net income	$ 0.87	$ 1.68	$ 0.27	$ 0.02	$ 0.21
Diluted:					
Number of shares (in 000's)	5,327	5,218	5,134	5,078	5,440
Income (loss) from:					
Continuing operations	$ 0.80	$ 0.57	$ 0.33	$ 0.15	$ 0.11
Discontinued operations	-	0.94	(0.09)	(0.13)	0.08
Net income	$ 0.80	$ 1.51	$ 0.24	$ 0.02	$ 0.19

(1) all share and per share information has been adjusted to reflect a 2-for-1 common stock split completed in January 2007.

	December 31,				
Balance sheet data as of:	**2006**	**2005**	**2004**	**2003**	**2002**
Working capital	$ 7,163	$ 9,300	$ 8,752	$ 13,320	$ 16,405
Total assets	53,395	30,543	25,578	31,781	34,113
Long-term liabilities	13,520	1,568	5,552	12,575	16,237
Total liabilities	25,656	10,408	13,431	21,002	23,486
Stockholders' equity	27,740	20,135	12,147	10,779	10,627

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company has two reportable segments, Visiting Nurse (VN) and Personal Care (PC). Reportable segments have been identified based upon how management has organized the business by services provided to customers and the criteria in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information."

Our VN segment provides skilled medical services in patients' homes largely to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. VN Medicare revenues are generated on a per episode basis rather than a fee per visit or an hourly basis. Approximately 92% of the VN segment revenues are generated from the Medicare program while the balance is generated from Medicaid and private insurance programs.

Our PC segment services are also provided in patients' homes. These services (generally provided by paraprofessional staff such as home health aides) are generally of a custodial rather than skilled nature. PC revenues are typically generated on an hourly basis. Approximately 71% of the PC segment revenues are generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients.

Our View on Reimbursement and Diversification of Risk

Our Company is highly dependent on government reimbursement programs which pay for the majority of the services we provide to our patients. Reimbursement under these programs, primarily Medicare and Medicaid, is subject to frequent changes as policy makers balance their own needs to meet the health care needs of constituents while also meeting their fiscal objectives.

We believe that an important key to our historical success and to our future success is our ability to adapt our operations to meet changes in reimbursement as they occur. One important way in which we have achieved this adaptability in the past, and in which we plan to achieve it in the future, is to maintain some level of diversification in our business mix.

The execution of our business plan emphasizes our Visiting Nurse operations. Our Personal Care operations will help us maintain a level of diversification of reimbursement risk that we believe is appropriate.

Our Business Plan

Our future success depends on our ability to execute our business plan. Over the next three to five years we will try to accomplish the following:

- Generate meaningful same store sales growth through the focused provision of high quality services and attending to the needs of our patients;
- Expand the significance of our Visiting Nurse, Medicare-based, home health services by selectively acquiring other quality providers and through the startup of new agencies; and
- Expand our capital base through both earnings performance and by seeking additional capital investments in our Company.

Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, we select the principle or method that is appropriate in the specific circumstances. Application of these accounting principles requires us to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, we have made our best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality.

Receivables and Revenue Recognition

We recognize revenues when patient services are provided. Our receivables and revenues are stated at amounts estimated by us to be their net realizable values. The Company is paid for its services primarily by Federal and state third-party reimbursement programs, commercial insurance companies, and patients. Revenues are recorded at established rates in the period during which the services are rendered. Appropriate allowances to give recognition to third party payment arrangements are recorded when the services are rendered.

Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. It is common for issues to arise related to: 1) medical coding, particularly with respect to Medicare, 2) patient eligibility, particularly related to Medicaid, and 3) other reasons unrelated to credit risk, all of which may result in adjustments to recorded revenue amounts. Management continuously evaluates the potential for revenue adjustments and when appropriate provides allowances for losses based upon the best available information. There is at least a reasonable possibility that recorded estimates could change by material amounts in the near term.

Medicare Revenue Recognition

On October 1, 2000, Medicare implemented the Prospective Payment System ("PPS") and began paying providers of home health care at fixed, predetermined rates for services and supplies bundled into 60-day episodes of home health care. An episode of home health care spans a 60-day period, starting with the first day a billable visit is furnished to a Medicare beneficiary and ending 60 days later. If a patient is still in treatment on the 60th day a new episode begins on the 61st day regardless of whether a billable visit is rendered on that day and ends 60 days later. The first day of a consecutive episode, therefore, is not necessarily the new episode's first billable visit. A base episode payment is established by the Medicare Program through federal legislation for all episodes of care ended on or after the applicable time periods detailed below:

Period	**Base episode Payment (1)**
October 1, 2002 through September 30, 2003	$ 2,159
October 1, 2003 through March 31, 2004	$ 2,231
April 1, 2004 through December 31, 2004	$ 2,213
January 1, 2005 through December 31, 2005	$ 2,264
January 1, 2006 through December 31, 2006	$ 2,264

(1) The actual episode payment rates, as presented in the table vary, depending on the home health resource groups ("HHRGs") to which Medicare patients are assigned and the per episode payment is typically reduced or increased by such factors as the patient's clinical, functional, and services utilization characteristics.

Under PPS for Medicare reimbursement, we record net revenues based on a reimbursement rate that varies based on the severity of the patient's condition, service needs and other related factors. We record net revenues as services are rendered to patients over the 60-day episode period. At the end of each month, a portion of our revenue is estimated for episodes in progress.

Medicare reimbursement, on an episodic basis, is subject to adjustment if there are significant changes in the patient's condition during the treatment period or if the patient is discharged but readmitted to another agency within the same 60-day episodic period. Our revenue recognition under the Medicare reimbursement program is based on certain variables including, but not limited, to: (i) changes in the base episode payments established by the Medicare Program; (ii) adjustments to the base episode payments for partial episodes and for other factors, such as case mix, geographic wages, low utilization and intervening events; and, (iii) recoveries of overpayments. Adjustments to revenue result from differences between estimated and actual reimbursement amounts, an inability to obtain appropriate billing documentation or authorizations acceptable to the payor and other reasons unrelated to credit risk.

We recognize Medicare revenue on an episode-by-episode basis during the course of each episode over its expected number of visits.

Effective January 1, 2007, the Medicare standard episode rates increased 3.3%. Based on current law and regulation, Medicare rates will change each January 1 thereafter, based on a statutory formula the intent of which is to cause reimbursement rates to reflect changes in the costs of providing services minus 0.8% per year.

Medicare reimbursement, on an episodic basis, is subject to adjustment if there are significant changes in the patient's condition during the treatment period or if the patient is discharged but readmitted to another agency within the same 60-day episodic period. Revenue recognition under the Medicare reimbursement program is based on certain variables including, but not limited, to: (i) changes in the base episode payments established by the Medicare Program; (ii) adjustments to the base episode payments for partial episodes and for other factors, such as case mix, geographic wages, low utilization and intervening events; and, (iii) recoveries of overpayments. Adjustments to revenue result from differences between estimated and actual reimbursement amounts, an inability to obtain appropriate billing documentation or authorizations acceptable to the payor and other reasons unrelated to credit risk. We recognize Medicare revenue on an episode-by-episode basis during the course of that episode over its expected number of visits.

Allowance for Doubtful Accounts

We evaluate the collectibility of our accounts receivable based on certain factors, such as payor types, historical collection trends and aging categories. We calculate our reserve for bad debts based on the length of time that the receivables are past due. The percentage applied to the receivable balances in the various aging categories is based on historical collection experience.

Insurance Programs

We bear significant insurance risk under our large-deductible workers' compensation insurance program and our self-insured employee health program. Under our workers' compensation insurance program, we bear risk up to $250,000 per incident. We purchase stop-loss insurance for our employee health plan that places a specific limit, generally $100,000, on our exposure for any individual covered life.

Malpractice and general patient liability claims for incidents which may give rise to litigation have been asserted against us by various claimants. The claims are in various stages of processing and some may ultimately be brought to trial. We also know of incidents that have occurred through December 31, 2006 that may result in the assertion of additional claims. We carry insurance coverage for this exposure; however, our deductible per claim increased effective July 21, 2005, from $250,000 to $500,000.

We record estimated liabilities for our insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. We monitor our estimated insurance-related liabilities on a monthly basis. As facts change, it may become necessary to make adjustments that could be material to our results of operations and financial condition.

We believe that our present insurance coverage is adequate. As part of our on-going risk management and cost control efforts, we continually seek alternatives that might provide a different balance of cost and risk, including potentially accepting additional self-insurance risk in lieu of higher premium costs.

Goodwill and Other Intangible Assets

We perform impairment tests of goodwill and indefinite lived assets as required by Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. The impairment analysis requires numerous subjective assumptions and estimates to determine fair value of the respective reporting units as required by SFAS No. 142. As of December 31, 2006, we completed our impairment review and determined that no impairment charge was required. Depending on level of sales, our liquidity and other factors, we may be required to recognize impairment charges in the future.

Accounting for Income Taxes
As of December 31, 2006, we have net deferred tax assets of approximately $1,826,000. The net deferred tax asset is composed of approximately $1,536,000 of current deferred tax assets and approximately $290,000 of long-term deferred tax assets. We have provided a valuation allowance against certain net deferred tax assets based upon our estimation of realizability of those assets through future taxable income. This valuation was based in large part on our history of generating operating income or losses in individual tax locales and expectations for the future. Our ability to generate the expected amounts of taxable income from future operations is dependent upon general economic conditions, competitive pressures on revenues and margins and legislation and regulation at all levels of government. We have considered the above factors in reaching our conclusion that it is more likely than not that future taxable income will be sufficient to fully utilize the net deferred tax assets (net of the valuation allowance) as of December 31, 2006. However, there can be no assurances that we will meet our expectations of future taxable income.

During the years ended December 31, 2006, 2005 and 2004, based on changes in facts and circumstances, changes occurred in the Company's expectations with regard to the generation of future taxable income in certain tax jurisdictions. Accordingly, the state and local tax provision for 2006, 2005 and 2004 included an increase (reduction) in recorded valuation allowances of approximately $35,000, ($152,000) and ($21,000) respectively.

Seasonality
Our Visiting Nurse segment operations located in Florida normally experience higher admissions during the March quarter than in the other quarters due to seasonal population fluctuations.

Acquisitions
Over the next three to five years we will actively seek to acquire quality providers of Medicare-certified home health services like our current Visiting Nurse segment operations. We may consider acquisitions of businesses that provide health care services similar to those we currently offer in our Personal Care segment but we expect most of our acquisition activity to be focused on Visiting Nurse operations.

Factors which may affect future acquisition decisions include the quality and potential profitability of the business under consideration, and our profitability and ability to finance the transaction.

Acquisitions During 2006
During 2006, we acquired 24 visiting nurse operations one of which was essentially a startup operation. These operations added to our market presence in Florida, and gave us market presence in Alabama, Illinois and Missouri.

On April 8, 2006, the Company acquired all the assets and business operations of a Medicare-certified home health agency with branches located in Ocala and Palm Coast, Florida. The total purchase price of $1.8 million was paid $1.4 million in cash with the $340,000 balance in the form of a note payable bearing interest at 6% payable quarterly with the principal balance due in a balloon payment 30 months from the closing date. The remaining $5,000 is compromised of assumed employee time off liabilities. The Company funded the cash portion of the purchase price from available cash on deposit. The acquired operations generated net revenues of approximately $1.7 million in the year ended December 31, 2005.

On June 30, 2006, the Company acquired all the assets and business operations of a Medicare-certified home health agency located in Birmingham, Alabama. The total purchase price of $982,000 was paid $810,000 in cash with the $100,000 balance in the form of a note payable bearing interest at 6% payable quarterly with the principal due in a balloon payment 18 months from the closing date. The remaining $60,000 is comprised of assumed employee time off liabilities. The Company funded the cash portion of the purchase price from available cash on deposit. The acquired operation generated net Medicare revenues of approximately $1.8 million in the year ended June 30, 2006.

On September 18, 2006, the Company acquired the business operations of a Medicare-certified home health agency located in Ft. Lauderdale, Florida. The total purchase price of $1.4 million was paid $1.3 million in cash with the $100,000 balance in the form of a note payable bearing interest at 6% payable quarterly with the principal due in a balloon payment 12 months from the closing date. The remaining $50,000 is comprised of assumed employee time off liabilities. The Company funded the cash portion of the purchase price from available cash on deposit. The acquired operation generated net Medicare revenues of approximately $1.8 million in the year ended December 31, 2005.

On December 3, 2006, the Company acquired all the Medicare-certified home health agencies owned and operated by Mederi, Inc., located in Coconut Grove, Florida. The total purchase price of $20.4 million was paid $11.7 million in cash, approximately $3 million or 100,000 shares of Almost Family common stock (restricted) with the $4 million balance in the form of two notes payable bearing interest at 6% payable quarterly with the principal due in a balloon payment two years from the closing date. The Company assumed employee paid-time-off liabilities of approximately $397,000 and a Medicare liability of approximately $1.3 million. Additional consideration of up to $5.5 million in cash may be paid to the seller contingent primarily upon the achievement of certain revenue targets in the two years following the closing. The cash portion of the transaction was funded from borrowings available on the Company's existing senior credit facility with JP Morgan Chase Bank, NA. The acquired operations generated net revenues of approximately $23.8 million in the year ended June 30, 2006. The Mederi acquisition significantly expands the Company's presence and penetration in the state of Florida and gives the Company new market presence in the states of Missouri and Illinois.

Acquisitions During 2005

During 2005, we acquired three visiting nurse operations one of which was essentially a startup operation. These operations added to our market presence in Florida.

On April 1, 2005 we acquired all the assets and business operations of a Medicare-certified visiting nurse agency located in Bradenton, Florida. The total purchase price of $3.2 million was paid in the form of $2.5 million in cash with the $700,000 balance in the form of a note payable bearing interest at 6% payable quarterly and the note balance due in two years after closing. We funded the cash portion of the purchase price with available borrowings on our revolving credit facility.

On November 12, 2005 we acquired all the assets and business operations of a Medicare-certified visiting nurse agency located in St. Augustine, Florida. The total purchase price of $800,000 was paid in the form of $600,000 in cash with the balance in the form of a note payable bearing interest at 6% due in its entirety three years after closing. We funded the cash portion of the purchase price with cash on hand.

RESULTS OF OPERATIONS

Continuing Operations
Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Consolidated	2006		2005		Change	
	Amount	% Rev	Amount	% Rev	Amount	%
Net Revenue						
Visiting nurses	$ 55,190,258	60.1%	$ 39,732,561	52.9%	$ 15,457,697	38.9%
Personal care	36,621,690	39.9%	35,354,834	47.1%	1,266,856	3.6%
	$ 91,811,948	100.0%	75,087,395	100.0%	$ 16,724,553	22.3%
Operating income:						
Visiting nurses	$ 9,004,859	16.3%	$ 5,372,837	13.5%	$ 3,632,022	67.6%
Personal care	3,781,372	10.3%	3,278,887	9.3%	502,485	15.3%
	12,786,231	13.9%	8,651,724	11.5%	4,134,507	47.8%
Corporate expense	5,749,115	6.3%	4,449,661	5.9%	1,299,454	29.2%
	7,037,116	7.7%	4,202,063	5.6%	2,835,053	67.5%
Interest (income) expense	(54,440)	-0.1%	112,608	0.1%	(167,048)	-148.3%
Gain on Franklin Litigation	-	0.0%	(267,426)	-0.4%	267,426	-100.0%
Income taxes	$ 2,818,030	3.1%	1,406,274	1.9%	1,411,756	100.4%
Income from continuing operations	$ 4,273,526	4.7%	$ 2,950,607	3.9%	$ 1,322,919	44.8%
EBITDA	$ 8,040,882		$ 5,658,718		$ 2,382,164	42.1%

Our net revenues increased approximately $16.7 million or 22% with 39% growth in VN and 4% growth in PC. VN revenue growth was driven by admissions growth, start-up operations and acquisitions. Acquired VN operations contributed approximately $5.0 million of revenue in 2006, while startup VN operations contributed approximately $1.9 million of revenue in 2006. The remaining $8.7 million of revenue growth came from locations in operation in both periods which, in the aggregate grew approximately 22% over revenue generated in 2005. The PC revenue and operating income increased due to increased volumes.

EBITDA increased 42% between periods primarily due to revenue increases. Corporate expenses increased due to increased incentive provisions, executive compensation, and increased recruiting efforts.

As a result of the settlement of the Franklin litigation, a non-taxable gain of $267,426 was recognized in 2005. The effective continuing operations tax rate is approximately 39.7% for the year ended December 31, 2006 and 34.2% excluding the non-taxable litigation gain, in 2005. The lower effective tax rate for continuing operations in 2005 resulted primarily from the reversal of a valuation allowance of $152,000 (3.6% of pretax income) related to certain state net operating loss carry forwards.

Visiting Nurse Segment-Year Ended December 31, 2006 and 2005

Approximately 92% of the VN segment revenues are generated from the Medicare program while the balance is generated from Medicaid and private insurance programs. In addition to our focus on operating income from the Visiting Nurse segment, we also measure this segment's performance in terms of admissions, patient months of care, revenue per patient month and cost of services per patient month.

	2006		2005		Change	
	Amount	**% Rev**	**Amount**	**% Rev**	**Amount**	**%**
Net service revenues	$ 55,190,258	100.0%	$ 39,732,561	100.0%	$ 15,457,697	38.9%
Cost of service revenues	22,231,988	40.3%	15,710,599	39.5%	6,521,389	41.5%
Gross margin	32,958,270	59.7%	24,021,962	60.5%	8,936,308	37.2%
General and administrative expenses:						
Salaries and benefits	16,430,442	29.8%	12,546,171	31.6%	3,884,271	31.0%
Other	7,522,969	13.6%	6,102,954	15.4%	1,420,015	23.3%
Total general and administrative expenses:	23,953,411	43.4%	18,649,125	46.9%	5,304,286	28.4%
Operating income	$ 9,004,859	16.3%	$ 5,372,837	13.5%	$ 3,632,022	67.6%
All Payors:						
Admissions	18,921		14,130		4,791	33.9%
Patient months of care	46,266		33,461		12,805	38.3%
Revenue per patient month	$ 1,193		$ 1,187		$ 6	0.5%
Cost of services per patient month	$ 481		$ 470		$ 11	2.3%
Billable Visits	359,273		267,966		91,307	34.1%
Average number of operations	32.7		24.9		7.8	31.3%
Medicare Statistics:						
Admissions	16,906		12,817		4,089	31.9%
Medicare Revenue % of Total	92.4%		92.5%		-0.1%	-0.1%

VN operating income for the twelve months was approximately $9 million versus $5.4 million last year. Acquired VN operations contributed approximately $5.0 million of revenue in 2006, while startup VN operations contributed approximately $1.9 million of revenue in 2006. The remaining $8.7 million of revenue growth came from locations in operation in both periods which, in the aggregate grew approximately 22% over revenue generated in 2005. Admissions grew about 33.9% over the prior year while patient months increased 38.3%. Operating costs per patient month increased approximately 2.3% primarily due to higher wage rates and employee benefits related to the direct provision of service. General and administrative expenses increased 28% primarily as a result of a 31% increase in units of operation between 2006 and 2005.

Personal Care (PC) Segment-Year Ended December 31, 2006 and 2005

Approximately 71% of the PC segment revenues are generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients.

	2006		2005		Change	
	Amount	**% Rev**	**Amount**	**% Rev**	**Amount**	**%**
Net services revenue	$ 36,621,690	100.0%	$ 35,354,834	100.0%	$ 1,266,856	3.6%
Cost of service revenues	24,718,305	67.5%	23,668,395	66.9%	1,049,910	4.4%
Gross margin	11,903,385	32.5%	11,686,439	33.1%	216,946	1.9%
General and administrative expenses:						
Salaries and benefits	5,241,923	14.3%	4,737,422	13.4%	504,501	10.6%
Other	2,880,090	7.9%	3,670,130	10.4%	(790,040)	-21.5%
Total general and administrative expenses:	8,122,013	22.2%	8,407,552	23.8%	(285,539)	-3.4%
Operating income	$ 3,781,372	10.3%	$ 3,278,887	9.3%	$ 502,485	15.3%
Admissions	2,494		2,577		(83)	-3.2%
Patient months of care	41,458		40,256		1,202	3.0%
Patient days of care	515,534		492,552		22,982	4.7%
Billable hours	2,081,769		2,048,823		32,946	1.6%
Revenue per billable hour	$ 17.59		$ 17.26		$ 0.33	1.9%

PC operating income was about $3.7 million for the twelve months ended December 2006 compared to $3.3 million for the same period of last year. Startups contributed approximately $430,000 in revenues and $234,000 in operating losses in 2006. Admissions decreased about 3.2% over the prior year while Patient Months of Care increased 3.0%, reflecting an increase in the average length of stay.

General and Administrative Expenses: Salaries and Benefits increased about $505,000 due to the startup of three new locations, additional segment management staff, wage increases and workers compensation experience. General and Administrative Expenses: Other decreased approximately $790,000, primarily due to a reduction in bad debt expense as a result of improved accounts receivable collection efforts, lower liability insurance costs and lower information systems expenses.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Consolidated	2005		2004		Change	
	Amount	% Rev	Amount	% Rev	Amount	%
Net Revenues:						
Visiting nurses	$ 39,732,561	52.9%	$ 31,718,144	48.6%	$ 8,014,417	25.3%
Personal care	35,354,834	47.1%	33,542,824	51.4%	1,812,010	5.4%
	75,087,395	100.0%	65,260,968	100.0%	$ 9,826,427	15.1%
Operating income:						
Visiting nurses	$ 5,372,837	13.5%	$ 4,947,201	15.6%	$ 425,636	8.6%
Personal care	3,278,887	9.3%	2,309,410	6.9%	969,477	42.0%
	8,651,724	11.5%	7,256,611	11.1%	1,395,113	19.2%
Corporate expense	4,449,661	5.9%	4,165,428	6.4%	284,233	6.8%
	4,202,063	5.6%	3,091,183	4.7%	1,110,880	35.9%
Litigation loss	(267,426)	-0.4%	-	0.0%	(267,426)	0.0%
Interest expense	112,608	0.1%	270,843	0.4%	(158,235)	-58.4%
Income taxes	1,406,274	1.9%	1,114,714	1.7%	291,560	26.2%
Income from continuing operations	$ 2,950,607	3.9%	$1,705,626	2.6%	$ 1,244,981	73.0%
EBITDA	$ 5,658,718		$4,459,466		1,199,252	26.9%

Our net revenues increased approximately $9.8 million or 15% with 25% growth in VN and 5% growth in PC. VN revenue growth was driven by admissions growth and acquisitions. New VN operations started in late 2004 and early 2005 generated approximately $2.6 million in revenue and operating losses of S145,000 in the twelve months ended December 31, 2005. Acquired operations added approximately $3.1 million in revenues and about $645,000 in operating income. PC revenue and operating income increased due to increased volumes. EBITDA increased 26.9% between periods primarily due to revenue increases. Corporate expenses increased due to increased incentive provisions partially offset by a decrease in professional fees related to a 2004 union defense related to one of our personal care locations.

As a result of the settlement of the Franklin litigation, a non-taxable gain of $267,426 was recognized in 2005. Excluding this non-taxable litigation gain, the effective continuing operations income tax rate was approximately 34.2% and 39.5% of income before income taxes in 2005 and 2004, respectively. The lower effective tax rate for continuing operations in 2005 resulted primarily from the reversal of a valuation allowance of $152,000 (3.6% of pretax income) related to certain state net operating loss carry forwards.

Visiting Nurse Segment-Year Ended December 31, 2005 and 2004

	2005		2004		Change	
	Amount	% Rev	Amount	% Rev	Amount	%
Net service revenues	$ 39,732,561	100.0%	$ 31,718,144	100.0%	$ 8,014,417	25.3%
Cost of service revenues	15,710,599	39.5%	12,340,750	38.9%	3,369,849	27.3%
Gross margin	24,021,962	60.5%	19,377,394	61.1%	4,644,568	24.0%
General and administrative expenses:						
Salaries and benefits	12,546,171	31.6%	9,375,724	29.6%	3,170,447	33.8%
Other	6,102,954	15.4%	5,054,470	15.9%	1,048,484	20.7%
Total general and administrative expenses:	18,649,125	46.9%	14,430,194	45.5%	4,218,931	29.2%
Operating income	$ 5,372,837	13.5%	$ 4,947,200	15.6%	$ 425,637	8.6%
Admissions	14,130		11,564		2,566	22.2%
Patient months of care	33,461		2		6,946	26.2%
Revenue per patient month	$ 1,187		$ 1,196		$ (9)	-0.7%
Cost of services per patient month	$ 470		$ 465		$ 5	1.1%
Billable Visits	267,966		250,161		17,805	7.1%
Average number of operations	24.9		19.3		5.6	29.0%
Medicare Statistics:						
Admissions	12,817		10,622		2,195	20.7%
Medicare Revenue % of Total	92.5%		90.7%		1.8%	2.0%

VN operating income for the twelve months was approximately $5.3 million versus $4.8 million last year. New VN operations started in late 2004 and early 2005 generated approximately $2.6 million in revenue and operating losses of $145,000 in the twelve months ended December 31, 2005. Acquired operations added approximately $3.1 million in revenues and about $645,000 in operating income. Excluding these start-up and acquisition operations, operating income grew 14% as a percentage of revenue. Admissions grew about 22% over the prior year while patient months increased at a slightly higher 26% from the effect of the existing patient base in acquired operations. Revenue per patient month decreased slightly due to changes in geographic mix and differences in local market wage indexes included in Medicare reimbursement rates. Operating costs per patient month increased approximately 0.9% due to higher wage rates and employee benefits. General and administrative expenses increased primarily as a result of a 29% increase in the average number of locations in operation in 2005 versus 2004.

Personal Care Segment-Year Ended December 31, 2005 and 2004

	2005		2004		Change	
	Amount	% Rev	Amount	% Rev	Amount	%
Net services revenue	$ 35,354,834	100.0%	$ 33,542,824	100.0%	$ 1,812,010	5.4%
Cost of service revenues	23,668,395	66.9%	22,535,777	67.2%	1,132,618	5.0%
Gross margin	11,686,439	33.1%	11,007,047	32.8%	679,392	6.2%
General and administrative expenses:						
Salaries and benefits	4,737,422	13.4%	4,692;234	14.0%	45,188	1.0%
Other	3,670,130	10.4%	4,005,403	11.9%	(335,273)	-8.4%
Total general and administrative expense:	8,407,552	23.8%	8,697,637	25.9%	(290,085)	-3.3%
Operating income	$ 3,278,887	9.3%	$ 2,309,410	6.9%	$ 969,477	42.0%
Admissions	2,577		2,560		17	0.7%
Patient months of care	40,256		36		3,496	9.5%
Patient days of care	492,552		464,611		27,941	6.0%
Billable hours	2,048,823		1,840,638		208,185	11.3%
Revenue per billable hour	$ 17.26		$ 17.93		$ (0.67)	-3.7%

PC operating income for the year ended December 31, 2005 was about $3.3 million versus $2.3 million in the year ended December 31, 2004. Revenue increased over 5.4% due to volume increases. Cost of services grew at a slower rate due to improved management of direct margins and changes in payor and service mix.

General and administrative salaries and benefits were relatively unchanged while the general and administrative expenses decreased primarily die to lower bad debt losses from improved billing and collection efforts.

Liquidity and Capital Resources

Revolving Credit Facility. The Company has a $22.5 million credit facility with JP Morgan Chase Bank, NA, as amended on August 11, 2005, with an expiration date of September 30, 2008. The credit facility bears interest at the bank's prime rate plus a margin (ranging from -0.75% to -0.25%, currently -0.75 %) dependent upon total leverage and is secured by substantially all assets and the stock of the Company's subsidiaries. The weighted average interest rates were 7.24% and 5.27% for the years ended December 31, 2006 and 2005, respectively. The Company pays a commitment fee of 0.25% per annum on the unused facility balance. Borrowings are available equal to the greater of: a) a multiple of four times earnings before interest, taxes, depreciation and amortization (As Defined EBITDA) or b) an asset based formula, primarily based on accounts receivable. "As Defined EBITDA" of acquired operations, up to 50% of base "As Defined EBITDA," may be included in the availability calculations. Borrowings under the facility may be used for working capital, capital expenditures, acquisitions, development and growth of the business and other corporate purposes. As of December 31, 2006, the formula permitted approximately $22.5 million to be used, of which $8.4 was outstanding. The Company has irrevocable letters of credit, totaling $2.6 million outstanding in connection with its self-insurance programs. Thus, a total of $11.5 million was available for use at December 31, 2006. The Company's revolving credit facility is subject to various financial covenants. As of December 31, 2006, the Company was in compliance with the covenants. Under the most restrictive of its covenants, the Company is required to maintain minimum net worth of at least $10.5 million.

The Company believes that this facility will be sufficient to fund its operating needs for at least the next year. The Company will continue to evaluate additional capital, including possible debt and equity investments in the Company, to support a more rapid development of the business than would be possible with internal funds.

Cash Flows

Key elements to the Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004 were as follows:

Net Change in Cash and Cash Equivalents		**2006**		**2005**		**2004**
Provided by (used in):						
Operating activities	$	5,373,797	$	5,355,608	$	3,515,869
Investing activities		(16,384,862)		(3,749,895)		(275,076)
Financing activities		8,794,247		(4,022,360)		(7,090,272)
Discontinued operations activities		154,089		7,731,481		3,303,475
Net increase / (decrease) in cash and cash Equivalents	$	(2,062,729)	$	5,314,834	$	(546,004)

2006 Compared to 2005

Net cash provided by operating activities resulted principally from current period income, net of changes in accounts receivable, accounts payable and accrued expenses. Accounts receivable days revenues outstanding were 50 at December 31, 2006, and 48 at December 31, 2005, primarily due to a slow down in the processing of claims in acquired operations as they are converted to our information system. The increase in combined accounts payable and accrued liabilities resulted primarily from an increase in insurance liabilities, accrued accounts payable and accrued taxes. Net cash used in investing activities resulted principally from the acquisition of home health agencies. Net cash used in financing activities resulted primarily from the borrowings on our credit facility for the current year acquisitions.

2005 Compared to 2004

Net cash provided by operating activities resulted principally from current period income, net of changes in accounts receivable, accounts payable and accrued expenses. Accounts receivable days revenues outstanding were 48 at December 31, 2005, and 53 at December 31, 2004, due to improved collection efforts and to a lesser degree changes in payor mix. The increase in combined accounts payable and accrued liabilities resulted primarily from an increase in insurance liabilities, accrued accounts payable and accrued taxes. Net cash used in investing activities resulted principally from the acquisition of home health agencies. Net cash used in financing activities resulted primarily from the payoff of our credit facility from the ADC divesture and other principal reductions of our debt obligations.

__Contractual Obligations__. The following table provides information about the payment dates of our contractual obligations at December 31, 2006, excluding current liabilities except for the current portion of long-term debt (amounts in thousands):

	2007	2008	2009	2010	2011	Total
Revolving credit facility	$ -	$ 8,466	$ -	$ -	$ -	$ 8,466
Capital lease obligations	118	118	-	-	-	236
Notes payable	2,215	540	4,000	-	-	6,755
Operating leases	2,701	2,012	1,060	526	280	6,579
Total	$ 5,034	$ 11,136	$ 5,060	$ 526	$ 280	$ 22,036

We believe that a certain amount of debt has an appropriate place in our overall capital structure and it is not our strategy to eliminate all debt financing. We believe that our cash flow from operations, and borrowing capacity on our bank credit facility will be sufficient to cover operating needs, future capital expenditure requirements and scheduled debt payments of miscellaneous small borrowing arrangements and capitalized leases. In addition, it is likely that we will pursue growth from acquisitions, partnerships and other ventures that would be funded from excess cash from operations, credit available under the bank credit agreement and other financing arrangements that are normally available in the marketplace.

Commitments and Contingencies

__Letters of Credit__. We have outstanding letters of credit totaling $2.6 million at December 31, 2006, which benefit our third-party insurer/administrators for our self-insurance programs. The amount of such insurance program letter of credit is subject to negotiation annually upon renewal and may vary in the future based upon such negotiation, our historical claims experience and expected future claims. It is reasonable to expect that the amount of the letter of credit will increase in the future, however, we are unable to predict to what degree.

We currently have no obligations related to acquisition agreements. However, we periodically seek acquisition candidates and may reasonably be expected to enter into acquisitions in the future.

__General and Professional Liability.__ Malpractice and general patient liability claims for incidents which may give rise to litigation have been asserted against us by various claimants. The claims are in various stages of processing and some may ultimately be brought to trial. We also know of incidents that have occurred through December 31, 2006 that may result in the assertion of additional claims. We carry insurance coverage for this exposure; however our deductible per claim increased effective July 21, 2005, from $250,000 to $500,000.

We record estimated liabilities for our insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. We monitor our estimated insurance-related liabilities on a monthly basis. As facts change, it may become necessary to make adjustments that could be material to our results of operations and financial condition.

__Medicaid Dependence__

We have a significant dependence on state Medicaid reimbursement programs. For the year ended December 31, 2006, approximately 12.0%, 8.6%, 6.1%, 2.2%, 1.7%, and 0.4% of our revenues were generated from Medicaid reimbursement programs in the states of Ohio, Kentucky, Connecticut, Massachusetts, Florida and Alabama, respectively.

Approximately 31% of our 2006 revenues were derived from state Medicaid and Other Government Programs, many of which periodically face significant budget issues. The financial condition of the Medicaid programs in each of the states in which we operate is cyclical and many may be expected from time to time to take actions or evaluate taking actions to control the rate of growth of Medicaid expenditures. Among these actions are the following:

- Redefining eligibility standards for Medicaid coverage
- Redefining coverage criteria for home and community based care services
- Slowing payments to providers by increasing the minimum time in which payments are made
- Limiting reimbursement rate increases
- Changing regulations under which providers must operate

The actions that might be taken or considered are because the number of Medicaid beneficiaries and their related expenditures are growing at a faster rate than the government's revenue. Medicaid is consuming a greater percentage of the budget. This issue is exacerbated when revenues slow in a slowing economy. We believe that these financial issues are cyclical in nature rather than indicative of the long-term prospect for Medicaid funding of health care services. Additionally, we believe our services offer the lowest cost alternative to institutional care and are a part of the solution to the states' Medicaid financing problems. It is possible however, that the actions taken by the state Medicaid programs in the future could have a significant unfavorable impact on our results of operations, financial condition and liquidity.

Health Care Reform

The health care industry has experienced, and is expected to continue to experience, extensive and dynamic change. In addition to economic forces and regulatory influences, continuing political debate is subjecting the health care industry to significant reform. Health care reforms have been enacted as discussed elsewhere in this document. Proposals for additional changes are continuously formulated by departments of the Federal government, Congress, and state legislatures.

Government officials can be expected to continue to review and assess alternative health care delivery systems and payment methodologies. Changes in the law or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative cost of doing business, and the methods and amounts of payments for medical care by both governmental and other payors. Legislative changes to "balance the budget" and slow the annual rate of growth of expenditures are expected to continue. Such future changes may further impact our reimbursement. There can be no assurance that future legislation or regulatory changes will not have a material adverse effect on our operations.

Federal and State legislative proposals continue to be introduced that would impose more limitations on payments to providers of health care services such as us. Many states have enacted, or are considering enacting, measures that are designed to reduce their Medicaid expenditures.

We cannot predict what additional government regulations may be enacted in the future affecting our business or how existing or future laws and regulations might be interpreted, or whether we will be able to comply with such laws and regulations in our existing or future markets.

Refer to the sections on "Reimbursement Changes and Risk Factors" in Part I, and the "Notes to the Consolidated Financial Statements" and elsewhere in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information.

Discontinued Operations

We follow the guidance in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and, when appropriate, reclassify operating units closed, sold, or held for sale out of continuing operations and into discontinued operations for all periods presented. As a result of the sale of the ADC segment, it has been reclassified in our financial statements as further explained in the notes to the financial statements. Revenues from the discontinued ADC segment were approximately $0, $16.5 million and $23.2 million in the years ended December 31, 2006, 2005 and 2004 respectively. Additionally, during 2006, the VN segment had one facility that met the criteria to be reclassified as discontinued operations. For all the years presented in the accompanying financial statements, this facility has been reclassified. Net losses from the discontinued operations were approximately ($34,000), ($221,000) and ($363,000) in the years ended December 31, 2006, 2005 and 2004 respectively, and such amounts are included in net loss from discontinued operations in the accompanying financial statements.

Impact of Inflation

We do not believe that inflation has had a material effect on income during the past several years.

Non-GAAP Financial Measure

The information provided in the some of the tables use certain non-GAAP financial measures as defined under Securities and Exchange Commission (SEC) rules. In accordance with SEC rules, the Company has provided, in the supplemental information and the footnotes to the tables, a reconciliation of those measures to the most directly comparable GAAP measures.

EBITDA:

EBITDA is defined as income before depreciation and amortization, net interest expense and income taxes. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America. It should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating, investing or financing activities, or any other measure calculated in accordance with generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and evaluating financial performance and liquidity. Management routinely calculates and communicates EBITDA and believes that it is useful to investors because it is commonly used as an analytical indicator within our industry to evaluate performance, measure leverage capacity and debt service ability, and to estimate current or prospective enterprise value. EBITDA is also used in measurements of borrowing availability and certain covenants contained in our credit agreement.

The following table sets forth a reconciliation of Continuing Operations Net Income -- As Adjusted to EBITDA:

	Year Ended December 31,		
	2006	2005	2004
Net income from continuing operations	$ 4,273,526	$ 2,950,607	$ 1,705,626
Add back:			
Interest (income) expense	(54,440)	112,608	270,843
Income taxes	2,818,030	1,406,274	1,114,714
Depreciation and amortization	1,003,766	1,189,229	1,368,283
Earnings before interest, income taxes, depreciation and amortization (EBITDA) from continuing operations	$ 8,040,882	$ 5,658,718	$ 4,459,466

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Derivative Instruments

We do not use derivative instruments.

Market Risk of Financial Instruments

Our primary market risk exposure with regard to financial instruments is to changes in interest rates.

At December 31, 2006, a hypothetical 100 basis point increase in short-term interest rates would result in a reduction of approximately $85,000 in annual pre-tax earnings.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ALMOST FAMILY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2006	2005	2004
Net service revenues	$ 91,811,948	$ 75,087,395	$ 65,260,968
Cost of service revenue (excluding amortization and depreciation)	46,963,399	39,379,063	34,876,661
Gross margin	44,848,549	35,708,332	30,384,307
General and administrative expenses:			
Salaries and benefits	24,726,844	19,699,644	16,024,202
Other	13,084,589	11,806,625	11,268,922
Total general and administrative expenses:	37,811,433	31,506,269	27,293,126
Operating income	7,037,116	4,202,063	3,091,183
Other income (expense):			
Franklin litigation	-	267,426	-
Interest (income) expense	54,440	(112,608)	(270,843)
Income from continuing operations before income taxes	7,091,556	4,356,881	2,820,340
Income tax expense	(2,818,030)	(1,406,274)	(1,114,714)
Net income from continuing operations	4,273,526	2,950,607	1,705,626
Discontinued operations :			
Loss from operations, net of tax of $23,873, $288,756 and $58,364	(34,083)	(287,837)	(448,651)
Income on gain of sale, net of tax of ($3,155,995)	-	5,205,698	-
Gain / (loss) on discontinued operations	(34,083)	4,917,861	(448,651)
Net income	$ 4,239,443	$ 7,868,468	$ 1,256,975
Per share amounts-basic: (1)			
Average shares outstanding	4,853,535	4,674,578	4,606,534
Income from continuing operations	$ 0.88	$ 0.63	$ 0.37
Income (loss) from discontinued operations	(0.01)	1.05	(0.10)
Net income	$ 0.87	$ 1.68	$ 0.27
Per share amounts-diluted: (1)			
Average shares outstanding	5,326,997	5,218,658	5,134,936
Income from continuing operations	$ 0.80	$ 0.57	$ 0.33
Income (loss) from discontinued operations	-	0.94	(0.09)
Net income	$ 0.80	$ 1.51	$ 0.24

(1) All share and per share information has been adjusted to reflect a 2-for-1 common stock split completed in January 2007.

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

ALMOST FAMILY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,	
ASSETS	**2006**	**2005**
CURRENT ASSETS:		
Cash and cash equivalents	$ 4,125,592	$ 6,188,321
Accounts receivable – net	12,781,866	9,639,342
Prepaid expenses and other current assets	855,021	1,141,213
Deferred tax assets	1,535,639	1,171,227
TOTAL CURRENT ASSETS	19,298,118	18,140,103
CASH HELD IN ESCROW	-	1,006,696
PROPERTY AND EQUIPMENT – NET	1,516,856	1,312,375
GOODWILL AND OTHER INTANGIBLE ASSETS	32,094,317	9,595,831
DEFERRED TAX ASSETS	290,647	361,301
OTHER ASSETS	195,555	126,849
	$ 53,395,493	$ 30,543,155

LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 3,545,991	$ 2,531,565
Accrued liabilities	6,267,796	6,207,962
Current portion - capital leases and notes payable	2,321,675	100,542
	12,135,462	8,840,069
LONG-TERM LIABILITIES:		
Revolving credit facility	8,465,935	-
Capital leases	113,891	220,901
Notes payable	4,540,000	900,000
Other liabilities	400,296	446,704
TOTAL LONG-TERM LIABILITIES	13,520,122	1,567,605
TOTAL LIABILITIES	25,655,584	10,407,674
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY: (1)		
Common stock, par value $0.10; authorized 20,000,000 shares; 7,357,620 and 7,039,362 issued, respectively	735,762	703,936
Treasury stock, at cost, 2,245,974 shares	(8,200,095)	(8,141,438)
Additional paid-in capital	30,067,696	26,675,880
Retained Earnings	5,136,546	897,103
TOTAL STOCKHOLDERS' EQUITY	27,739,909	20,135,481
	$ 53,395,493	$ 30,543,155

(1) All share and related information has been adjusted to reflect a 2-for-1 common stock split completed in January 2007.

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

ALMOST FAMILY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (1)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance, December 31, 2003	6,789,748	$ 678,975	2,193,566	$ (7,772,048)	$ 26,099,819	$ (8,228,340)	$ 10,778,406
Options exercised	40,000	4,000			64,750		68,750
Tax benefit from exercise of non-qualified stock options					42,580		42,580
Net Income						1,256,975	1,256,975
Balance, December 31, 2004	6,829,748	$ 682,975	2,193,566	$ (7,772,048)	$ 26,207,149	$ (6,971,365)	$ 12,146,711
Options exercised, net of shares surrendered or withheld	209,614	20,961	47,456	(369,390)	(271,945)		(620,374)
Tax benefit from exercise of non-qualified stock options					740,676		740,676
Net Income						7,868,468	7,868,468
Balance, December 31, 2005	7,039,362	$ 703,936	2,241,022	$ (8,141,438)	$ 26,675,880	$ 897,103	$ 20,135,481
Options exercised, net of shares surrendered or withheld	118,258	$ 11,826	4,952	(58,657)	(542,934)		(589,765)
Stock-based compensation					14,131		14,131
Stock provided in acquisitions	200,000	20,000			2,962,000		2,982,000
Tax benefit from exercise of non-qualified stock options					958,619		958,619
Net Income						4,239,443	4,239,443
Balance, December 31, 2006	7,357,620	$ 735,762	2,245,974	$ (8,200,095)	$ 30,067,696	$ 5,136,546	$ 27,739,909

(1) All share and related information has been adjusted to reflect a 2-for-1 common stock split completed in January 2007.

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

ALMOST FAMILY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2006	2005	2004
Cash flows from operating activities:			
Net income	$ 4,239,443	$ 7,868,468	$ 1,256,975
Gain / (loss) on discontinued operations, net of tax	(34,083)	4,917,861	(448,651)
Income from continuing operations	4,273,526	2,950,607	1,705,626
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	1,003,766	1,189,229	1,368,283
Interest earned on escrow funds	6,696	-	-
Stock-based compensation	14,131	-	-
Tax benefit from non-qualified stock option exercises	-	73,088	42,580
Provision for uncollectible accounts	687,103	935,141	1,326,765
Deferred income taxes	276,242	(406,218)	(120,727)
	6,261,464	4,741,847	4,322,527
Change in certain net assets and liabilities, net of the effects of acquisitions:			
(Increase) decrease in:			
Accounts receivable	(1,847,111)	(60,902)	(190,496)
Prepaid expenses and other current assets	117,554	(427,402)	(32,598)
Other assets	(68,706)	(22,063)	(6,806)
Increase (decrease) in:			
Accounts payable and accrued expenses	910,596	1,124,128	(576,758)
Net cash provided by operating activities	5,373,797	5,355,608	3,515,869
Cash flows from investing activities:			
Capital expenditures	(858,290)	(456,349)	(161,549)
Acquisitions, net of cash acquired	(15,526,572)	(3,293,546)	(113,527)
Net cash used in investing activities	(16,384,862)	(3,749,895)	(275,076)
Cash flows from financing activities:			
Net revolving credit facility borrowings (repayments)	8,465,935	(3,769,575)	(7,121,848)
Proceeds from stock option exercises	154,647	47,215	68,750
Tax benefit from non-qualified stock option exercises	214,207	-	-
Principal payments on capital leases and notes payable	(40,542)	(300,000)	(37,174)
Net cash provided by (used in) financing activities	8,794,247	(4,022,360)	(7,090,272)
Cash flows from discontinued operations:			
Operating activities	(845,911)	(533,423)	2,802,473
Investing activities	1,000,000	8,448,286	740,568
Financing activities	-	(183,382)	(239,566)
Net cash provided by discontinued operations	154,089	7,731,481	3,303,475
Net increase / (decrease) in cash and cash equivalents	(2,062,729)	5,314,834	(546,004)
Cash and cash equivalents at beginning of period	6,188,321	873,487	1,419,491
Cash and cash equivalents at end of period	$ 4,125,592	$ 6,188,321	$ 873,487
Supplemental disclosures of cash flow information:			
Cash payment of interest, net of amounts capitalized	$ 61,000	$ 325,000	$ 517,000
Cash payment of taxes	$ 2,872,000	$ 4,489,000	$ 993,000
Summary of non-cash investing and financing activities:			
Capital expenditures financed under capital leases	$ -	$ 321,444	$ 556,520
Acquisitions funded by notes payable	$ 5,854,666	$ 900,000	$ -
Value of stock option shares withheld in lieu of payroll taxes	$ 744,412	$ 667,587	$ -

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of *Almost Family, Inc.* (a Delaware corporation) and its wholly-owned subsidiaries (collectively "*Almost Family*" or the "Company"). The Company has operations in Alabama, Connecticut, Florida, Illinois, Indiana, Kentucky, Massachusetts, Missouri and Ohio. All material intercompany transactions and accounts have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Uninsured deposits at December 31, 2006, and 2005 were approximately \$4.1 million and \$6.2 million, respectively. These amounts have been deposited with national financial institutions.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives. The estimated useful lives of depreciable assets are as follows:

	Estimated Useful Life In Years
Leasehold improvements	3-10
Medical equipment	2-10
Office and other equipment	3-10
Transportation equipment	3-5
Internally generated software	3

GOODWILL AND OTHER INTANGIBLE ASSETS

The goodwill acquired is stated at cost. Subsequent to its acquisitions, the Company conducts the required annual tests for impairment under Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. The Company has concluded that no impairment exists for all periods presented in the accompanying financial statements. Impairment is examined more frequently when events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company utilizes appropriate methods in measuring whether or not the goodwill is recoverable.

The Company has completed the required annual tests for impairment under Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets for 2006, 2005, and 2004, and concluded that no impairment exists.

There were additions to the Company's goodwill of \$22,498,487 for the fiscal year ended December 31, 2006 for four acquisitions. The Company has made a preliminary allocation of purchase price in the Mederi acquisition as further described in Note 13, in which it has allocated approximately \$1.1 million to intangible assets other than goodwill. These intangible assets include trade name and trade dress, provider agreements and licenses. As also further described in Note 13, the Company is currently in the process of finalizing its valuation of the assets acquired and liabilities assumed for the Mederi acquisition, to assist it in allocating the purchase price to the individual assets acquired and liabilities assumed. The preliminary allocation of purchase price included in the current period balance sheet is based on the Company's current best estimate and is subject to revision based on final determination of fair value. The Company anticipates that the valuation of Mederi, with which it has engaged an independent valuation firm to assist, will be completed prior to the first anniversary of the acquisition.

Accumulated goodwill amortization at December 31, 2006 and 2005 was approximately $4 million.

LONG-LIVED ASSETS

SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" specifies circumstances in which certain long-lived assets must be reviewed for impairment. Application of this standard for 2006, 2005, and 2004, has resulted in no impairment.

CAPITALIZATION POLICIES

Maintenance, repairs and minor replacements are charged to expense as incurred. Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and the related gain or loss is recognized in income.

Consistent with AICPA Statement of Position 98-1, the Company capitalizes the cost of internally generated computer software developed for the Company's own use. Software development costs of approximately $220,000, $184,000 and $218,000 were capitalized in the years ended December 31, 2006 and 2005 and 2004, respectively.

NET REVENUES

The Company is paid for its services primarily by Federal and state third-party reimbursement programs, commercial insurance companies, and patients. Revenues are recorded at established rates in the period during which the services are rendered. Appropriate allowances to give recognition to third party payment arrangements are recorded when the services are rendered.

Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. It is common for issues to arise related to: 1) the determination of cost-reimbursed revenues, 2) medical coding, particularly with respect to Medicare, 3) patient eligibility, particularly related to Medicaid, and 4) other reasons unrelated to credit risk, all of which may result in adjustments to recorded revenue amounts. Management continuously evaluates the potential for revenue adjustments and when appropriate provides allowances for losses based upon the best available information. There is at least a reasonable possibility that recorded estimates could change by material amounts in the near term.

Changes in Contractual Allowance Estimates Pertaining to Prior Periods

Approximately 98% of the Company's revenues are earned on a "fee for service" basis. For all services provided, the Company uses either payor-specific or patient-specific fee schedules for the recording of revenues at the amounts actually expected to be received. Changes in estimates related to prior period contractual allowances decreased revenues by $63,000, $89,000, and $82,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

Approximately 31% of the Company's 2006 revenues were derived from state Medicaid and other government programs, some of which are currently facing significant budget issues. It is possible that the actions taken by the state Medicaid programs in the future could have a significant unfavorable impact on the Company's results of operations, financial condition and liquidity.

Revenue and Receivable Concentrations
The following table sets forth the percent of the Company's revenues generated from Medicare, state Medicaid programs and other payors:

	Year Ended December 31,	
	2006	**2005**
Medicare	55.6%	49.0%
Medicaid & other government programs:		
Ohio	12.0%	14.1%
Kentucky	8.6%	8.0%
Connecticut	6.1%	6.3%
Massachusetts	2.2%	2.7%
Florida	1.7%	1.9%
Others	0.4%	1.3%
Subtotal	31.0%	34.3%
All other payors	13.4%	16.7%
Total	100.0%	100.0%

Concentrations in the Company's accounts receivable were as follows:

	As of December 31, 2006		As of December 31, 2005	
	Amount	**Percent**	**Amount**	**Percent**
Medicare	$ 6,744,667	45.3%	$ 4,331,255	37.9%
Medicaid & other government programs:				
Kentucky	1,118,658	7.5%	1,331,193	11.6%
Ohio	1,546,935	10.4%	1,381,775	12.1%
Connecticut	1,145,112	7.7%	946,378	8.3%
Massachusetts	243,406	1.6%	346,526	3.0%
Florida	425,384	2.9%	245,787	2.1%
Others	39,366	0.3%	568,582	5.0%
Subtotal	4,518,861	30.4%	4,820,241	42.1%
All other payors	3,619,164	24.3%	2,283,646	20.0%
Subtotal	14,882,692	100.0%	11,435,142	100.0%
Allowance for uncollectible accounts	(2,100,826)		(1,795,800)	
	$ 12,781,866		$ 9,639,342	

At December 31, 2006 and 2005, the Company had approximately ($806,000) and ($68,000) of net payables outstanding specifically related to filed or estimated cost reports. Of these amounts, approximately ($267,000) and ($287,000), respectively, were due to the Kentucky Medicaid program.

The ability of payors to meet their obligations depends upon their financial stability, future legislation and regulatory actions. The Company does not believe there are any significant credit risks associated with receivables from Federal and state third-party reimbursement programs. The allowance for doubtful accounts principally consists of management's estimate of amounts that may prove uncollectible for coverage, eligibility and technical reasons.

Payor Mix Concentrations and Related Aging of Accounts Receivable

The approximate breakdown of accounts receivable by payor classification as of December 31, 2006 and 2005 is set forth in the following tables:

As of December 31, 2006: **Percent of Accounts Receivable**

Payor	0-120	121-365	>1yr <2yrs	>2yrs	Total
Medicare	35%	2%	-%	-1%	37%
Medicaid & Government	26%	4%	1%	-%	31%
Self Pay	22%	-%	1%	-%	23%
Insurance	7%	2%	-%	-%	9%
Total	90%	8%	2%	-1%	100%

As of December 31, 2005: **Percent of Accounts Receivable**

Payor	0-120	121-365	>1yr <2yrs	>2yrs	Total
Medicare	37%	1%	-%	-%	38%
Medicaid & Government	32%	7%	3%	-%	42%
Self Pay	8%	2%	1%	-%	11%
Insurance	6%	2%	1%	-%	9%
Total	83%	12%	5%	-%	100%

The balance sheet as of December 31, 2006 reflects a 32.6% increase in net accounts receivable from December 31, 2005 of which 27.4% of the increase was due to the acquired accounts receivable purchased during the year. The balance sheet as of December 31, 2006 reflects a 2.8% decrease from December 31, 2004 despite increasing sales over that time frame. Days sales outstanding increased to 50 days at December 31, 2006 from 48 days at December 31, 2005 and 52 days at December 31, 2004.

Allowance for Uncollectible Accounts by Payor Mix and Related Aging
The Company records an estimated allowance for uncollectible accounts by applying estimated bad debt percentages to its accounts receivable agings. The percentages to be applied by payor type are based on the Company's historical collection and loss experience. The Company's effective allowances for bad debt were as follows:

As of December 31, 2006:

	Percent of Accounts Receivable			
Payor	0-120	121-365	>1yr <2yrs	>2yrs
Medicare	3%	18%	100%	100%
Medicaid & Government	1%	13%	77%	100%
Self Pay	-%	10%	69%	100%
Insurance	2%	22%	83%	100%
Total	2%	17%	85%	100%

As of December 31, 2005:

	Percent of Accounts Receivable			
Payor	0-120	121-365	>1yr <2yrs	>2yrs
Medicare	3%	18%	100%	100%
Medicaid & Government	2%	14%	76%	100%
Self Pay	1%	11%	73%	100%
Insurance	2%	17%	74%	100%
Total	2%	15%	95%	100%

The Company's provision for uncollectible accounts for the years ended December 31, 2006, 2005 and 2004 was $687,000, $935,000 and $1,327,000, respectively.

STOCK SPLIT
All share and per share information in the accompanying financial statements and the notes thereto have been adjusted to give effect to the 2-for-1 split in the form of a dividend completed in January 2007.

NET INCOME PER SHARE

Net income per share is presented as a unit of basic shares outstanding and diluted shares outstanding. Diluted shares outstanding is computed based on the weighted average number of common shares and common equivalent shares outstanding. Common equivalent shares result from dilutive stock options. The following table is a reconciliation of basic to diluted shares used in the earnings per share calculation:

	Year Ended December 31,		
	2006	2005	2004
Basic weighted average outstanding shares	4,853,535	4,674,578	4,606,534
Add-common equivalent shares representing shares issuable upon exercise of dilutive options	473,462	544,080	528,402
Diluted weighted average number of shares at year end	5,326,997	5,218,658	5,134,936

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Refer also to "NET REVENUES" above and to Note 2 -- "HEALTHCARE REFORM LEGISLATION, REGULATIONS AND MARKET CONDITIONS."

FINANCIAL STATEMENT RECLASSIFICATIONS

Certain prior period amounts and data have been reclassified in the financial statements and related notes in order to conform to the 2006 presentation. Such reclassifications had no effect on previously reported net income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, payables and debt instruments. The book values of cash, accounts receivable and payables are considered representative of their respective fair values. The fair value of the Company's debt instruments approximates their carrying values as substantially all of such debt has rates which fluctuate with changes in market rates.

STOCK-BASED COMPENSATION

Stock options are granted under various stock compensation programs to employees and independent directors. The Company accounts for stock option grants in accordance with SFAS No. 123R "Share-Based Payment", adopted effective January 1, 2006, using the modified prospective method of application, the adoption of which had no significant effect on income from operations, income before taxes, net income, cash flow from operations, cash flow from financing activities and basic and diluted earnings per share. Prior to the first quarter of fiscal 2006, the Company accounted for stock-based compensation arrangements in accordance with the provisions and related interpretations of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees". Had compensation cost for stock-based compensation been determined consistent with SFAS No. 123R, the net income and earnings per share for the year ended December 31, 2005 and 2004 would have been adjusted to the following pro forma amounts:

	Year Ended December 31,	
	2005	2004
Net income as reported	$ 7,868,468	$ 1,256,975
Pro forma stock-based compensation expense, net of tax	14,131	13,525
Pro forma net income	$ 7,854,337	$ 1,243,450
Earnings per common share:		
Basic – as reported	$ 1.68	$ 0.27
Basic – pro forma	$ 1.68	$ 0.27
Diluted – as reported	$ 1.51	$ 0.24
Diluted – proforma	$ 1.51	$ 0.24

Under the modified prospective approach, SFAS No. 123(R) applies to new stock options granted on or after January 1, 2006 as well as grants that were outstanding as of December 31, 2005 including those that are subsequently modified, repurchased or cancelled. Under the modified prospective method, compensation cost recognized in the year ended December 31, 2006 includes compensation cost for all stock options granted prior to, but not yet vested as of December 31, 2005 in accordance with the provisions of SFAS No. 123(R). Prior periods were not restated to reflect the impact of adopting the new standard. During the year ended December 31, 2006 the Company granted no share-based compensation but intends to comply with the provisions of SFAS No. 123(R) on all future issuances.

At December 31, 2006, there was approximately $12,300 of unrecognized compensation cost related to share-based compensation that is expected to be recognized over the year ended December 31, 2007.

Changes in option shares outstanding are summarized as follows:

	Shares	Wtd. Avg Ex. Price
December 31, 2005	776,000	$ 1.72
Granted	-	-
Exercised	(123,160)	$ 1.34
Terminated	(38,780)	$ 1.26
December 31, 2006	614,060	$ 1.83

NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 addresses the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. In addition, FIN 48 expands the disclosure requirements concerning unrecognized tax benefits as well as any significant changes that may occur in the next twelve months associated with such unrecognized tax benefits. FIN 48 is effective for the Company in fiscal 2007. The adoption of FIN 48 during the first quarter of 2007 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 requires companies to determine fair value based on the price that would be received to sell the asset or paid to transfer the liability to a market participant. SFAS No. 157 emphasizes that fair value is a market-based measurement; not an entity-specific measurement. The effective date of SFAS No. 157 will be the first quarter of 2008. We have not determined the impact, if any, of adopting SFAS No. 157.

ADVERTISING COSTS

The Company expenses the costs of advertising as incurred. Advertising expense was $179,575, $87,740 and $73,251 for the years ended December 31, 2006, 2005, and 2004, respectively.

DISCONTINUED OPERATIONS

The Company follows the guidance in SFAS 144 No. "Accounting for the Impairment or Disposal of Long-Lived Assets" and, when appropriate, reclassifies operating units closed, sold, or held for sale out of continuing operations and into discontinued operations for all periods presented. The Adult Day Care (ADC) segment which was sold in September 2005, has been reclassified in the Company's financial statements as further explained elsewhere in the notes to the financial statements.

Additionally, during 2006, the visiting nurse segment had one facility that met the criteria to be reclassified as discontinued operations. For all the years presented in the accompanying financial statements, this facility has been reclassified.

NOTE 2 - HEALTHCARE REFORM LEGISLATION, REGULATIONS AND MARKET CONDITIONS

HEALTH CARE REFORM

The health care industry has experienced, and is expected to continue to experience, extensive and dynamic change. In addition to economic forces and regulatory influences, continuing political debate is subjecting the health care industry to significant reform. Health care reforms have been enacted and proposals for additional changes are continuously formulated by departments of the Federal government, Congress, and state legislatures.

Government officials can be expected to continue to review and assess alternative health care delivery systems and payment methodologies. Changes in the law or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative cost of doing business, and the methods and amounts of payments for medical care by both governmental and other payors. Legislative changes to "balance the budget" and slow the annual rate of growth of expenditures are expected to continue. Such future changes may further impact reimbursement. There can be no assurance that future legislation or regulatory changes will not have a material adverse effect on the operations of the Company.

State legislative proposals continue to be introduced that would impose more limitations on payments to providers of health care services such as the Company. Many states have enacted, or are considering enacting, measures that are designed to reduce their Medicaid expenditures.

The Company cannot predict what additional government regulations may be enacted in the future affecting its business or how existing or future laws and regulations might be interpreted, or whether the Company will be able to comply with such laws and regulations in its existing or future markets.

NOTE 3 - ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	As of December 31,			
	2006		2005	
Wages and employee benefits	$	3,433,763	$	1,800,516
Insurance accruals		1,863,100		1,993,747
Accrued taxes		737,265		795,594
Accrued professional fees and other		180,151		147,013
Insurance and other accruals related to sold ADC operations:		53,517		1,471,092
	$	6,267,796	$	6,207,962

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment, including equipment under capital leases, consist of the following:

	As of December 31,			
	2006		2005	
Leasehold improvements	$	1,285,323	$	1,251,156
Medical equipment		405,562		202,464
Computer equipment and software		9,487,154		8,697,618
Office and other equipment		1,648,789		1,546,627
		12,826,828		11,697,865
Less accumulated depreciation		(11,309,972)		(10,385,490)
	$	1,516,856	$	1,312,375

Depreciation and amortization expense (including amortization of assets held under capital leases) was $1,003,766, $1,189,229 and $1,368,460 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 5 - REVOLVING CREDIT FACILITY

Revolving Credit Facility. The Company has a $22.5 million credit facility with JP Morgan Chase Bank, NA, as amended on August 11, 2005, with an expiration date of September 30, 2008. The credit facility bears interest at the bank's prime rate plus a margin (ranging from -0.75% to -0.25%, currently -0.75%) dependent upon total leverage and is secured by substantially all assets and the stock of the Company's subsidiaries. The weighted average interest rates were 7.24% and 5.27% for the years ended December 31, 2006 and 2005, respectively. The Company pays a commitment fee of 0.25% per annum on the unused facility balance. Borrowings are available equal to the greater of: a) a multiple of four times earnings before interest, taxes, depreciation and amortization (As Defined EBITDA) or b) an asset based formula, primarily based on accounts receivable. "As Defined EBITDA" of acquired operations, up to 50% of base "As Defined EBITDA", may be included in the availability calculations. Borrowings under the facility may be used for working capital, capital expenditures, acquisitions, development and growth of the business and other corporate purposes. As of December 31, 2006, the formula permitted approximately $22.5 million to be used, of which $8.4 was outstanding. The Company has irrevocable letters of credit, totaling $2.6 million outstanding in connection with its self-insurance programs. Thus, a total of $11.5 million was available for use at December 31, 2006. The Company's revolving credit facility is subject to various financial covenants. As of December 31, 2006, the Company was in compliance with the covenants. Under the most restrictive of its covenants, the Company is required to maintain minimum net worth of at least $10.5 million.

NOTE 6 - INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the Company's book and tax bases of assets and liabilities and tax carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The principal tax carryforwards and temporary differences were as follows:

	As of December 31,	
	2006	2005
Deferred tax assets		
Nondeductible reserves and allowances	$ 1,005,000	$ 530,000
Intangibles	211,000	763,000
Insurance accruals	531,000	641,000
Net operating loss carryforwards	686,000	624,000
	2,433,000	2,558,000
Valuation allowance	(367,000)	(329,000)
	2,066,000	2,229,000
Deferred tax liabilities		
Accelerated depreciation	(240,000)	(697,000)
Net deferred tax assets	$ 1,826,000	$ 1,532,000
Deferred tax assets are reflected in the accompanying balance sheets as:		
Current	$ 1,536,000	$ 1,171,000
Long-term	290,000	361,000
Net deferred tax assets	$ 1,826,000	$ 1,532,000

The Company has state and local net operating loss carryforwards of approximately $14.6 million which expire on various dates through 2016.

Provision (benefit) for income taxes consists of the following:

	Year Ended December 31,		
	2006	2005	2004
Federal – current	$ 2,447,000	$ 1,481,000	$ 959,000
State and local - current	490,000	197,000	162,000
Deferred	(119,000)	(272,000)	(7,000)
	$ 2,818,000	$ 1,406,000	$ 1,114,000
Shown in the accompanying statements of income as:			
Continuing operations	$ 2,818,000	$ 1,406,000	$ 1,114,000
Discontinued operations	(24,000)	2,868,000	(58,000)
	$ 2,794,000	$ 4,274,000	$ 1,056,000

A reconciliation of the statutory to the effective rate of the Company is as follows:

	Year Ended December 31,		
	2006	2005	2004
Tax provision using statutory rate	34.0%	34.0%	34.0%
Valuation allowance	-	-3.6%	-0.5%
State and local taxes, net of Federal benefit	5.5%	4.5%	5.7%
Other, net	0.2%	-2.9%	0.3%
Tax provision for continuing operations	39.7%	32.0%	39.5%

The Company has provided a valuation allowance against certain net deferred tax assets based upon management's estimation of realizability of those assets through future taxable income. This valuation was based in large part on the Company's history of generating operating income or losses in individual tax locales and expectations for the future. The Company's ability to generate the expected amounts of taxable income from future operations to realize its recorded net deferred tax assets is dependent upon general economic conditions, competitive pressures on revenues and margins and legislation and regulation at all levels of government. There can be no assurances that the Company will meet its expectations of future taxable income. However, management has considered the above factors in reaching its conclusion that it is more likely than not that future taxable income will be sufficient to realize the net deferred tax assets as of December 31, 2006.

During the years ended December 31, 2006, 2005 and 2004, based on changes in facts and circumstances, favorable changes occurred in the Company's expectations with regard to the generation of future taxable income in certain tax jurisdictions. Accordingly, the state and local tax provision for these periods include an increase (reduction) of previously recorded valuation allowances of approximately $35,000, ($152,000) and, ($21,000), for the years ended December 31, 2005 and 2004 respectively.

NOTE 7 – STOCKHOLDERS' EQUITY

Employee Stock Option Plans

The Company has the following stock option plans:

1. The Company has a 1991 Long-term Incentive Nonqualified Stock Option Plan which provided for the granting of options to purchase up to 1,000,000 shares of the Company's common stock to key employees, officers, and directors. The period of time for granting options under this plan has expired. As of December 31, 2006, options for 431,046 shares were outstanding under this plan.

2. The Company has a 1993 Stock Option Plan for Non-employee Directors which provided for the granting of options to purchase up to 240,000 shares of the Company's common stock to directors who are not employees. Each newly elected director or any director who did not possess options to purchase 20,000 shares of the Company's common stock were automatically granted options to purchase 20,000 shares of common stock under this plan at an exercise price based on the market price as of the date of grant. As of December 31, 2006, all option shares available under this plan have been granted and options for 100,000 shares were outstanding under this plan.

3. The Company has a 2000 Stock Option Plan which provides for options to purchase up to 1,000,000 shares of the Company's common stock to key employees, officers and directors. The Board of Directors determines the amount and terms of the options, which cannot exceed ten years. As of December 31, 2006, options for 83,014 shares had been granted and were outstanding under this plan. Shares available for future grant amount to 831,986 shares at December 31, 2006.

Changes in option shares outstanding are summarized as follows:

	Shares	Wtd. Avg Ex. Price
December 31, 2003	1,127,000	$ 1.70
Granted	-	-
Exercised	(40,000)	1.72
Terminated	(35,000)	4.77
December 31, 2004	1,052,000	1.60
Granted	20,000	2.70
Exercised	(209,614)	1.45
Forfeited	(86,386)	1.41
December 31, 2005	776,000	1.72
Granted	-	-
Exercised	(123,160)	1.34
Forfeited	(38,780)	1.26
December 31, 2006	614,060	$ 1.83

The following table details exercisable options and related information:

	Year Ended December 31,		
	2006	2005	2004
Exercisable at end of year	609,060	766,000	1,049,500
Weighted average exercise price	$ 1.81	$ 1.70	$ 1.59
Weighted average fair value of options granted during the year	$ -	$ 2.71	$ -

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for awards in the year ended December 31, 2005: risk-free interest rates of 4.44%, expected volatility of approximately 45.81%, expected lives of 10 years, and no expected dividend yields. There were no options granted in 2006.

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Ex. Price	Outstanding As of December 31, 2006	Wtd. Avg. Remaining Contractual Life	Wt. Avg. Ex. Price	Exercisable As of December 31, 2006	Wt. Avg. Ex. Price
$1.10-1.25	190,164	2.17	$1.10	190,164	$1.10
$1.25 - 1.50	85,896	2.49	$2.01	80,896	$1.87
Over $1.5	338,000	4.12	$2.20	338,000	$2.20
$1.10 – $5.30	614,060	3.29	$1.83	609,060	$1.81

Shareholders Rights Plan

On February 1, 1999 the Company implemented a shareholder protection rights plan. One right was distributed as a dividend on each share of common stock of the Company held of record as of the close of business on February 16, 1999. Subject to the terms and conditions of the plan, the rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's common stock or announces a tender or exchange offer upon consummation of which, such person or group would beneficially own 20% or more of the common stock of the Company. If the rights are triggered, then each right not owned by the acquiring person or group entitles its holder to purchase shares of Company common stock at the right's current exercise price, having a value of twice the right's exercise price. The Company may redeem the rights at any time until the close of business on the tenth business day following an announcement by the Company that an acquiring person or group has become the beneficial owner of 20% or more of the Company's common stock.

Directors Deferred Compensation Plan

The Company has a Non-Employee Directors Deferred Compensation Plan which allows Directors to elect to receive fees for Board services in the form of shares of the Company's common stock. The Plan authorized 200,000 shares for such use. As of December 31, 2006, 113,681 shares have been allocated in deferred accounts, 8,622 have been issued to previous Directors and 77,697 remain available for future allocation. Allocated shares are to be issued to Directors when they cease to be Directors or upon a change in control. Directors' fees are expensed as incurred whether paid in cash or deferred into the Plan.

NOTE 8 – RETIREMENT PLAN

The Company administers a 401 (k) defined contribution retirement plan for the benefit of the majority of its employees, who have completed 90 days of service and been credited with 1,000 hours of service as defined by the plan agreement. The Company matches contributions in an amount equal to one-quarter of the first 5% of each participant's contribution to the plan. 401 (k) assets are held by an independent trustee, are not assets of the Company, and accordingly are not reflected in the Company's balance sheets.

The Company's retirement plan expense was approximately $110,000, $103,000 and $60,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain real estate, office space, and equipment under non-cancelable operating leases expiring at various dates through 2012 and which contain various renewal and escalation clauses. Rent expense amounted to $2,374,379, $1,939,722 and $1,791,653 for years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006 the minimum rental payments under these leases were as follows:

2007	$	2,700,858
2008		2,011,991
2009		1,060,139
2010		526,184
2011		279,761
Total	$	6,578,933

Capital Leases and Term Debt

The Company has certain assets, primarily computer equipment, under capital leases. The leases include interest of approximately 6.25% per annum. Assets held under capital lease are carried at cost of approximately $321,000 with accumulated depreciation of approximately $82,000 as of December 31, 2006.

The Company has seven unsecured notes payable totaling $5.4 million to sellers bearing interest at 6% per annum at December 31, 2006, due in March, September and December 2007, October and November 2008 and May 2009. Additionally, as part of the acquisition of Mederi in December 2006, the Company assumed Mederi's Medicare repayment plan obligation of $1,314,666 all of which is due in 2007 and which has been included in acquisition notes payable in the table below.

Future minimum lease payments and principal and interest payments on the term debt are as follows:

Year Ending December 31,	Capital Leases	Acquisition Notes Payable	Total
2007	$ 117,784	$ 2,514,428	$ 2,632,212
2008	117,784	831,770	949,554
2009	-	4,081,589	4,081,589
	235,568	7,427,787	7,663,355
Less: amount representing Interest	(14,668)	(673,121)	(687,789)
Present value of minimum lease/principal payments	220,900	6,754,666	6,975,566
Less: current portion	107,009	2,214,666	2,321,675
	$ 113,891	$ 4,540,000	$ 4,653,891

Insurance Programs

The Company bears significant insurance risk under our large-deductible workers' compensation insurance program and its self-insured employee health program. Under the workers' compensation insurance program, the Company bears risk up to $250,000 per incident. The Company purchases stop-loss insurance for the employee health plan that places a specific limit, generally $100,000, on its exposure for any individual covered life.

Malpractice and general patient liability claims for incidents which may give rise to litigation have been asserted against the Company by various claimants. The claims are in various stages of processing and some may ultimately be brought to trial. The Company is aware of incidents that have occurred through December 31, 2006 that may result in the assertion of additional claims. The Company carries insurance coverage for this exposure; however, its deductible per claim increased effective July 21, 2005, from $250,000 to $500,000

The Company records estimated liabilities for its insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. The Company monitors its estimated insurance-related liabilities on a monthly basis. As facts change, it may become necessary to make adjustments that could be material to the Company's results of operations and financial condition.

Legal Proceedings

The Company is currently, and from time to time, subject to claims and suits arising in the ordinary course of its business, including claims for damages for personal injuries. In the opinion of management, the ultimate resolution of any of these pending claims and legal proceedings will not have a material effect on the Company's financial position or results of operations.

NOTE 10 – STOCK REPURCHASES

During the year ended December 31, 2006, the Company redeemed 4,952 shares of its common stock in conjunction with the exercise of employee stock options and issuance of related stock. These were shares previously outstanding and owned by option holders submitted by them in lieu of the cash exercise price (an aggregate of $(58,904) that would have otherwise been due on option exercise.

During the year ended December 31, 2005, the Company redeemed 23,728 shares of its common stock in conjunction with the exercise of employee stock options and issuance of related stock. These were shares previously outstanding and owned by option holders submitted by them in lieu of the cash exercise price (an aggregate of $(369,390) that would have otherwise been due on option exercise.

NOTE 11 – SEGMENT DATA

The Company has two reportable segments, Visiting Nurse (VN) and Personal Care (PC). Reportable segments have been identified based upon how management has organized the business by services provided to customers and the criteria in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information."

The Company's VN segment provides skilled medical services in patients' homes largely to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. VN Medicare revenues are generated on a per episode basis rather than a fee per visit or day of care. Approximately 92% of the VN segment revenues are generated from the Medicare program while the balance is generated from Medicaid and private insurance programs.

The Company's PC segment services are also provided in patients' homes. These services (generally provided by paraprofessional staff such as home health aides) are generally of a custodial rather than skilled nature. PC revenues are generated on an hourly basis. Approximately 71% of the PC segment revenues are generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients.

	Year Ended December 31,		
	2006	2005	2004
Net revenues			
Visiting nurses	$ 55,190,258	$ 39,732,561	$ 31,718,144
Personal care	36,621,690	35,354,834	33,542,824
	$ 91,811,948	$ 75,087,395	$ 65,260,968
Operating income (loss)			
Visiting nurses	$ 9,004,859	$ 5,372,837	$ 4,947,201
Personal care	3,781,371	3,278,887	2,309,410
Corporate	(5,749,115)	(4,449,661)	(4,165,428)
	$ 7,037,116	$ 4,202,063	$ 3,091,183
Identifiable assets			
Visiting nurses	$ 34,278,108	$ 8,567,595	$ 4,304,820
Personal care	9,129,308	9,350,761	9,467,064
Corporate	9,988,077	12,624,799	7,985,812
Discontinued operations	-	-	3,820,315
	$ 53,395,493	$ 30,543,155	$ 25,578,011
Identifiable liabilities			
Visiting nurses	$ 10,828,431	$ 3,737,863	$ 2,140,354
Personal care	1,461,790	2,838,394	3,111,892
Corporate	13,365,363	3,831,417	8,179,054
	$ 25,655,584	$ 10,407,674	$ 13,431,300
Capital expenditures			
Visiting nurses	$ 195,447	$ 85,963	$ 68,517
Personal care	27,605	6,768	5,615
Corporate	635,238	363,618	87,417
	$ 858,290	$ 456,349	$ 161,549
Depreciation and amortization			
Visiting nurses	$ 173,415	$ 711,703	$ 842,213
Personal care	25,359	291,414	399,518
Corporate	804,992	186,112	126,553
	$ 1,003,766	$ 1,189,229	$ 1,368,284

NOTE 12 – DISCONTINUED OPERATIONS

On September 30, 2005, the Company sold its adult day care (ADC) segment to Active Services, Inc. ADC operations are now reported as discontinued operations. The sale price consisted of $13.6 million cash plus assumption of approximately $1.4 million of debt. In return, Active Services acquired substantially all the assets and assume certain working capital liabilities related to Almost Family's 19 medical adult day care centers which generated approximately $21.0 million in annual revenues. The Company reported an after-tax gain on the sale totaling $5.2 million.

Revenues from the discontinued ADC segment were approximately $0, $16.5 million and $23.2 million in the years ended December 31, 2006, 2005 and 2004 respectively. Additionally, during 2006, the VN segment had one facility that met the criteria to be reclassified as discontinued operations. For all the years presented in the accompanying financial statements, this facility has been reclassified. Net losses from the discontinued operations were approximately ($34,000), ($221,000) and ($363,000) in the years ended December 31, 2006, 2005 and 2004 respectively, and such amounts are included in net loss from discontinued operations in the accompanying financial statements.

NOTE 13 -- ACQUISITIONS

Each of the following acquisitions was completed in order to pursue the Company's strategy of expanding its visiting nurse operations in the eastern United States by expanding its service base and enhancing its position in certain geographic areas as a leading provider of home health services. The purchase price of each acquisition was determined based on the Company's analysis of comparable acquisitions and expected cash flows. Goodwill generated from the acquisitions was recognized given the expected contributions of each acquisition to the overall corporate strategy. Each of the acquisitions completed was accounted for as a purchase and are included in the Company's financial statements from the respective acquisition date. All goodwill generated in the transactions below is expected to be deductible for tax purposes.

Acquisitions During 2006

On April 8, 2006, the Company acquired all the assets and business operations of a Medicare-certified home health agency with branches located in Ocala and Palm Coast, Florida. The total purchase price of $1.8 million was paid $1.4 million in cash plus $340,000 in a note payable bearing interest at 6% payable quarterly with the principal balance due in a balloon payment 30 months from the closing date. The remaining $5,000 is compromised of assumed employee time off liabilities. The Company funded the cash portion of the purchase price from available cash on deposit. The acquired operations generated net revenues of approximately $1.7 million in the year ended December 31, 2005. The purchase price was allocated to tangible assets ($0.1 million) including primarily receivables and fixed assets with the balance recorded as goodwill ($1.7 million).

On June 30, 2006, the Company acquired all the assets and business operations of a Medicare-certified home health agency located in Birmingham, Alabama. The total purchase price of $982,000 was paid $810,000 in cash plus $100,000 in a note payable bearing interest at 6% payable quarterly with the principal due in a balloon payment 18 months from the closing date. The remaining $72,000 is comprised of assumed employee time off liabilities. The Company funded the cash portion of the purchase price from available cash on deposit. The acquired operation generated net Medicare revenues of approximately $1.8 million in the year ended June 30, 2006. The purchase price was allocated to tangible assets ($0.93 million) including primarily receivables and fixed assets with the balance recorded as goodwill (approximately $0.05 million).

On September 18, 2006, the Company acquired the business operations of a Medicare-certified home health agency located in Ft. Lauderdale, Florida. The total purchase price of $1.4 million was paid $1.3 million in cash with the $100,000 balance in the form of a note payable bearing interest at 6% payable quarterly with the principal due in a balloon payment 12 months from the closing date. The remaining $50,000 is comprised of assumed employee time off liabilities. The Company funded the cash portion of the purchase price from available cash on deposit. The acquired operation generated net Medicare revenues of approximately $1.8 million in the year ended December 31, 2005. The Company recorded substantially the entire purchase price as goodwill.

On December 3, 2006, the Company acquired all the Medicare-certified home health agencies owned and operated by Mederi, Inc., located in Coconut Grove, Florida. The total purchase price of $20.4 million was paid $11.7 million in cash, approximately $3 million or 100,000 shares of Almost Family common stock (restricted) with the $4 million balance in the form of two notes payable bearing interest at 6% payable quarterly with the principal due in a balloon payment two years from the closing date. The Company assumed employee paid-time-off liabilities of approximately $397,000 and a Medicare liability of approximately $1.3 million. Additional consideration of up to $5.5 million in cash may be paid to the seller contingent primarily upon the achievement of certain revenue targets in the two years following the closing. The cash portion of the transaction was funded from borrowings available on the Company's existing senior credit facility with JP Morgan Chase Bank, NA. The acquired operations generated net revenues of approximately $23.8 million in the year ended June 30, 2006. The Mederi acquisition significantly expands the Company's presence and penetration in the state of Florida and gives the Company new market presence in the states of Missouri and Illinois.

The following table summarizes the approximate estimated fair values of the assets acquired and liabilities assumed of the Mederi, Inc. acquisition on December 3, 2006. :

Accounts receivable - net	$ 902,000
Property, plant & equipment	220,000
Intangible Assets	1,120,000
Other Assets	87,000
Goodwill	18,082,000
Assets acquired	20,411,000
Liabilities assumed	(1,752,000)
Net assets acquired	$18,659,000

The Company is currently in the process of finalizing its valuation of the assets acquired and liabilities assumed for the Mederi acquisition, to assist it in allocating the purchase price to the individual assets acquired and liabilities assumed. The preliminary allocation of purchase price included in the current period balance sheet is based on the Company's current best estimate and is subject to revision based on final determination of fair value. The Company has engaged an independent valuation firm to assist with the valuation of Mederi, which is expected to be completed prior to the first anniversary of the acquisition.

The un-audited pro-forma results of operations of the Company as if the Mederi, Inc. acquisition had been made at the beginning of 2005 are as follows:

	Twelve Months ended December 31	
	2006	2005
Revenues	$ 114,578,381	$ 98,466,791
Net Income from continuing operations	$ 3,814,218	$ 1,749,589
Net Income	$ 3,240,867	$ 6,287,273
Earnings per share from continuing operations		
Basic	$ 0.75	$ 0.36
Diluted	$ 0.69	$ 0.32
Earnings per share		
Basic	$ 0.64	$ 1.29
Diluted	$ 0.59	$ 1.16

The pro forma information presented above is presented for illustrative purposes only and may not be indicative of the results of operations that would have actually occurred if the transaction described had been completed as of the beginning of 2005. In addition, future results may vary significantly from the results reflected in such information.

Acquisitions During 2005

On April 1, 2005 the Company acquired all the assets and business operations of a Medicare-certified visiting nurse agency located in Bradenton, Florida. The total purchase price of $3.2 million was paid in the form of $2.5 million in cash with the $700,000 balance in the form of a note payable bearing interest at 6% payable quarterly and the note balance due in two years after closing. The Company funded the cash portion of the purchase price with available borrowings on our revolving credit facility. Approximately $2.9 million of the purchase price was allocated to goodwill with the balance allocated to receivables and fixed assets.

On November 12, 2005 the Company acquired all the assets and business operations of a Medicare-certified visiting nurse agency located in St. Augustine, Florida. The total purchase price of $800,000 was paid in the form of $600,000 in cash with the balance in the form of a note payable bearing interest at 6% due in its entirety three years after closing. The Company funded the cash portion of the purchase price with cash on hand. Approximately $0.78 million of the purchase price was allocated to goodwill with the balance allocated to receivables and fixed assets.

NOTE 14 - QUARTERLY FINANCIAL DATA— (UNAUDITED) (1)

Summarized quarterly financial data for the years ended December 31, 2006 and 2005 are as follows (in thousands except per share data):

	Year Ended December 31, 2006				Year Ended December 31, 2005			
	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005
Net service revenues	$ 26,226	$ 22,946	$ 21,847	$ 20,793	$ 19,223	$ 18,361	$ 19,203	$ 18,299
Gross margin	13,217	11,316	10,424	9,891	9,220	8,518	9,196	8,773
Income from continuing operations	1,396	1,045	921	912	1,272	415	703	559
Income (loss) from discontinued operations	73	(19)	(22)	(66)	211	4,963	(81)	(175)
Net income	1,469	1,026	899	846	1,483	5,378	622	384
Income from continuing operations								
Basic	$ 0.28	$ 0.22	$ 0.19	$ 0.19	$ 0.30	$ 0.09	$ 0.15	$ 0.12
Diluted	$ 0.26	$ 0.20	$ 0.17	$ 0.17	$ 0.24	$ 0.08	$ 0.13	$ 0.11
Income (loss) from discontinued operations								
Basic	$ 0.01	$ -	$ -	$ (0.01)	$ 0.05	$ 1.06	$ (0.02)	$ (0.04)
Diluted	$ 0.01	$ -	$ -	$ (0.01)	$ 0.04	$ 0.94	$ (0.02)	$ (0.03)
Net income per share								
Basic	$ 0.29	$ 0.22	$ 0.19	$ 0.18	$ 0.35	$ 1.15	$ 0.13	$ 0.08
Diluted	$ 0.27	$ 0.20	$ 0.17	$ 0.17	$ 0.28	$ 1.02	$ 0.11	$ 0.07

(1) All share and per share information has been adjusted to reflect a 2-for-1 common stock split completed in January 2007.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Almost Family, Inc.

We have audited the accompanying consolidated balance sheets of Almost Family, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Almost Family, Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment".

/s/ Ernst & Young, LLP

Louisville, Kentucky
March 28, 2007

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's management, with participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006. Based on the evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2006. There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2006 that have materially affected, or are reasonably likely to materially affect, such internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is set forth in the Registrant's definitive proxy statement to be filed with the Commission no later than 120 days after December 31, 2006, except for the information regarding executive officers of the Company. The information required by this Item contained in such definitive proxy statement is incorporated herein by reference.

The following table sets forth certain information with respect to the Company's executive officers.

Name	Age	Position with the Company
William B. Yarmuth (1)	54	Chairman of the Board President and Chief Executive Officer
C. Steven Guenthner (2)	46	Senior Vice President and Chief Financial Officer
P. Todd Lyles (3)	45	Senior Vice President – Administration
Anne T. Liechty (4)	54	Senior Vice President - Operations
Mark Hunt (5)	47	Senior Vice President – Sales & Marketing
Phyllis Montville (6)	58	Vice President – Operations
David Pruitt (7)	43	Vice President – Operations

Executive officers of the Company are elected by the Board of Directors for one year and serve at the pleasure of the Board of Directors with the exception of William B. Yarmuth who has an employment agreement with the Company. There are no family relationships between any director or executive officer.

(1) William B. Yarmuth has been a director of the Company since 1991, when the Company acquired National Health Industries ("National"), where Mr. Yarmuth was Chairman, President and Chief Executive Officer. After the acquisition, Mr. Yarmuth became the President and Chief Operating Officer of the Company. Mr. Yarmuth became Chairman and CEO in 1992. He was Chairman of the Board, President and Chief Executive Officer of National from 1981 to 1991.

(2) C. Steven Guenthner has been Senior Vice President and Chief Financial Officer of the Company since 1992. From 1983 through 1992 Mr. Guenthner was employed as a C.P.A. with Arthur Andersen LLP. Prior to joining the Company he served as a Senior Manager in the firm's Accounting and Audit division specializing in mergers and acquisitions, public companies and the healthcare industry.

(3) P. Todd Lyles joined the Company as Senior Vice President Planning and Development in October 1997 and now serves as Senior Vice President – Administration. Prior to joining the Company Mr. Lyles was Vice President Development for the Kentucky Division of Columbia/HCA, a position he had held since 1993. Mr. Lyles experience also includes 8 years with Humana Inc. in various financial and hospital management positions.

(4) Anne T. Liechty became Senior Vice President – VN Operations in 2001. Ms. Liechty has been employed by the Company since 1986 in various capacities including Vice President of Operations for the Company's VN segment and its Product segment.

(5) Mark Hunt became Senior Vice President – Sales & Marketing in 2007. Mr. Hunt came to Almost Family in February of 2007. Mr. Hunt had previously worked for VistaCare, a national hospice provider, since 2004 as Vice President of Sales and Vice President General Manager. Prior to that, he spent 22 years in the healthcare supplier industry holding senior positions in Sales, Corporate Accounts and General Management with Baxter Healthcare, Span America and SSL Americas.

(6) Phyllis Montville became Vice President – Operations in 2006. Ms. Montville came to the company in 2006 as Vice President of VN Operations in Florida. She has 23 years experience in home care management, most of which is in the Florida market. Ms. Montville owned and operated her own franchise for 10 years. She started in the home care field as a branch manager and home care nurse.

(7) David Pruitt became Vice President – Operations in 2002. Mr. Pruitt has been employed by the company since 1996 in various roles in the company's service divisions. Prior to 1996, he was employed by the Medicare Intermediary in Columbia, South Carolina.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct that applies to all its directors, officers (including its chief executive officer, chief financial officer, chief accounting officer and any person performing similar functions) and employees. The Company has made the Code of Ethics and Business Conduct available on its website at www.almostfamily.com.

ITEMS 11, 12, 13 and 14. EXECUTIVE COMPENSATION; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS; CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE; AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Registrant intends to file a definitive proxy statement with the Commission pursuant to Regulation 14A (17 CFR 240.14a) not later than 120 days after the close of the fiscal year covered by this report. In accordance with General Instruction G(3) to Form 10-K, the information called for by Items 11, 12, 13 and 14 is incorporated herein by reference to the definitive proxy statement. Neither the report on Executive Compensation nor the performance graph included in the Company's proxy statement shall be deemed incorporated herein by reference.

Equity Compensation Plans

As of December 31, 2006, shares of common stock authorized for issuance under our equity compensation plans are summarized in the following table. See note 7 to the consolidated financial statements for a description of the plans. The table below is furnished pursuant to item 12.

Plan Category	Shares to Be Issued Upon Exercise	Weighted-Average Option Exercise Price	Shares Available for Future Grants
Plans approved by shareholders	614,060	$ 1.83	831,986
Plans not approved by shareholders	-	-	-
Total	614,060	$ 1.83	831,986

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Page Number

(a) The following items are filed as part of this report:

1. Index to Consolidated Financial Statements

Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004	42
Consolidated Balance Sheets – December 31, 2006 and 2005	43
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	45
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2006, 2005 and 2004	44
Notes to Consolidated Financial Statements	46
Report of Independent Registered Public Accounting Firm	66

2. Index to Financial Statement Schedule

Schedule II – Valuation and Qualifying Accounts

All other Schedules have been omitted because they are either not required, not applicable or, the information has otherwise been supplied in the financial statements or notes thereto.

(b) Exhibits required to be filed by Item 601 of Regulation S-K:

Number	Description of Exhibit
3.1	Certificate of Incorporation, as amended, of the Registrant (incorporated by reference to Exhibit No. 3.1 of the Registrant's Annual Report on Form 10-K for the year ended March 31, 1997)
3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3 of the Registrant's Current Report on Form 8-K dated February 1, 1999)
4.1	Stockholder Protection Rights Agreement dated February 1, 1999, between the Registrant and Reliance Trust Company (incorporated by reference to Exhibit 4 to the Registrant's Current Report on Form 8-K dated February 1, 1999)
4.2	Other Debt Instruments – copies of other debt instruments for which the total debt is less than 10% of assets will be furnished to the Commission upon request.
10.1	Nonqualified Stock Option Plan, as amended (incorporated by reference to the Registrant's Registration Statement on Form S-8 Reg. No. 33-20815)
10.2	Supplemental Nonqualified Stock Option Plan (incorporated by reference to Exhibit 19.4 to the Registrant's Report on Form 10-Q for the Quarter Ended November 30, 1987 Commission File No. 15342)
10.3	Incentive Stock Option Plan, as amended (incorporated by reference to the Registrant's Registration Statement on Form S-8 Reg. No. 33-20815)
10.4	Amendment to the Senior Service Corporation 1987 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 19.3 to the Registrant's Report on Form 10-Q for the quarter ended November 30, 1989)
10.5	1991 Long-Term Incentive Plan (incorporated by references to the Registrant's Registration Statement on Form S-8 Reg. No. 33-81124)
10.6	Employment Agreement, dated January 1, 1996, between the Company and William B. Yarmuth (incorporated by reference to the Registrant's report on Form 10K for the year ended March 31, 1996).
10.7	Loan Agreement between the Company and Bank One, KY (incorporated by reference to the Registrant's report on Form 10K for the year ended March 31, 2001).
10.8	Third Amendment to Loan Agreement between the Company and Bank One, NA, dated March 23, 2004 (incorporated by reference to the Registrant's report on Form 10-K for the year ended December 31, 2003)
10.9	Fourth Amendment to Loan Documents dated as of August 11, 2005, by and between (i) Almost Family, Inc., (ii) each of the subsidiaries of AFI that is party to the Agreement, and (iii) JP Morgan Chase Bank, N.A. (successor by merger to Bank One N.A.). (incorporated by reference to the Registrant's report on Form 10-Q for the quarter ended June 30, 2005).

10.10 2000 Stock Option Plan (incorporated by reference to the Registrant's Registration Statement on Form S-8 Reg. No. 333-88744)

10.11 Non-Employee Director Deferred Compensation Plan

10.12 1993 Non-Employee Directors Stock Option Plan (incorporated by reference to the Registrant's Registration Statement on Form S-8 Reg. No. 333-881100)

10.12 Asset Purchase Agreement dated as of November 15, 2006, among (x) the Registrant, Caretenders Visiting Services of Cook County, LLC, Caretenders Visiting Services of Southern Illinois, LLC, Caretenders Visiting Services of St. Louis, LLC, and National Health Industries, Inc., (y) Health Management Consultants, Inc., United Home Health Services of Cook County, Inc. d/b/a Mederi of Cook County, and United Home Health Service of St. Louis, Inc. d/b/a Mederi, and (z) David Nesslein and Sandra Vazquez, (incorporated by reference to the Registrant's report on Form 8K filed December 7, 2006)

10.13 Asset Purchase Agreement dated as of November 15, 2006, among (x) the Registrant, Caretenders Visiting Services of Ocala, LLC, Caretenders Visiting Services of Southwest Florida, Inc., Caretenders Visiting Services of Orlando, LLC, Caretenders Visiting Services of District 7, LLC, Pro-Care Home Health of Broward, Inc., Caretenders Visiting Services of Southeast Florida, Inc., Caretenders Visiting Services of Hernando County, LLC, Caretenders Visiting Services of District 6, LLC, Caretenders Visiting Services of Pinellas County, LLC, Caretenders Visiting Services of Cook County, LLC, and National Health Industries, Inc., (y) Mederi, Inc., Mederi of Collier County, Inc., Mederi of Manatee County, Inc., Mederi of Pinellas County, Inc., Mederi of Alachua County, Inc., Mederi of Palm Beach County, Inc., Mederi of Orange County, Inc., d/b/a Mederi of Brevard County, Inc., and United Home Health Services, Inc. d/b/a Mederi of Illinois, and (z) David Nesslein and Sandra Vazquez, (incorporated by reference to the Registrant's report on Form 8K filed December 7, 2006)

21* List of Subsidiaries of Almost Family, Inc.

23.1* Consent of Ernst & Young LLP

31.1* Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

31.2* Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

32.1* Certification of Chief Executive Officer pursuant to 18 U.S.C 1350, as adopted pursuant to section 906 of the Sarbanes Oxley Act of 2002.

32.2* Certification of Chief Financial Officer pursuant to 18 U.S.C 1350, as adopted pursuant to section 906 of the Sarbanes Oxley Act of 2002.

*Denotes filed herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALMOST FAMILY, INC.
March 29, 2007

/S/ William B. Yarmuth March 29, 2007
William B. Yarmuth
Chairman, President and Chief Executive Officer

/S/ C. Steven Guenthner March 29, 2007
C. Steven Guenthner
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated:

/S/ William B. Yarmuth March 29, 2007
William B. Yarmuth Date
Director

/S/ Steven B. Bing March 29, 2007
Steven B. Bing Date
Director

/S/ Donald G. McClinton March 29, 2007
Donald G. McClinton Date
Director

/S/ Tyree G. Wilburn March 29, 2007
Tyree G. Wilburn Date
Director

/S/ Jonathan D. Goldberg March 29, 2007
Jonathan D. Goldberg Date
Director

/S/ W. Earl Reed, III March 29, 2007
W. Earl Reed, III Date
Director

/S/ Henry M. Altman Jr. March 29, 2007
Henry M. Altman Jr. Date
Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

(Mark One)
/ X / ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2006**

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 1-09848

ALMOST FAMILY, INC.
(Exact name of registrant as specified in its charter)

Delaware	**06-1153720**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
9510 Ormsby Station Road, Suite 300 **Louisville, KY** (Address of principal executive offices)	**40223** (Zip Code)

(502) 891-1000
(Registrant's telephone number, including area code)

None.
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act
Title of Each Class
Common Stock, par value $.10 per share, with
Preferred Stock Purchase Rights

Name of Each Exchange on Which Registered:
Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes____ No__X__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes____ No__X__

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes_X_ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___X___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer _____ Accelerated filer _____ Non-accelerated filer __X__

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes_____ No__X__

As of June 30, 2006, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $25,936,973 based on the last sale price of a share of the common stock as of June 30, 2006 ($12.01), as reported by the NASDAQ SmallCap System.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 27, 2007
Common Stock, $.10 par value per share	5,415,636 Shares

DOCUMENTS INCORPORATED BY REFERENCE

None.

TABLE OF CONTENTS

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	4
Item 11	Executive Compensation	7
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	17
Item 13.	Certain relationships and related transactions, and director independence	20
Item 14.	Principal accountant fees and services	20
Item 15.	Exhibits and financial statements schedules	20

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (this "Amendment") amends Almost Family, Inc.'s (the "Company") Annual Report on Form 10-K for the fiscal year ended December 31, 2006, originally filed on March 30, 2007 (the "Original Filing"). We are filing this Amendment to include the information required by Part III and not included in the Original Filing as we will not file our definitive proxy statement within 120 days of the end of the Company's fiscal year ended December 31, 2006. Solely for this reason, we are filing certifications required under Section 302 of the Sarbanes-Oxley Act of 2002. Except as set forth above, this Amendment does not alter or restate any of the information set forth in the Original Filing.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Executive Officers
The following table sets forth certain information with respect to the Company's executive officers.

Name	Age	Position with the Company
William B. Yarmuth (1)	55	Chairman of the Board President and Chief Executive Officer
C. Steven Guenthner (2)	46	Senior Vice President and Chief Financial Officer
P. Todd Lyles (3)	45	Senior Vice President – Administration
Anne T. Liechty (4)	54	Senior Vice President - Operations
Mark Hunt (5)	47	Senior Vice President – Sales & Marketing
Phyllis Montville (6)	58	Vice President – Operations
David Pruitt (7)	43	Vice President – Operations

Executive officers of the Company are elected by the Board of Directors for one year and serve at the pleasure of the Board of Directors with the exception of William B. Yarmuth who has an employment agreement with the Company. There are no family relationships between any director or executive officer.

(1) William B. Yarmuth has been a director of the Company since 1991, when the Company acquired National Health Industries ("National"), where Mr. Yarmuth was Chairman, President and Chief Executive Officer. After the acquisition, Mr. Yarmuth became the President and Chief Operating Officer of the Company. Mr. Yarmuth became Chairman and CEO in 1992. He was Chairman of the Board, President and Chief Executive Officer of National from 1981 to 1991.

(2) C. Steven Guenthner has been Senior Vice President and Chief Financial Officer of the Company since 1992. From 1983 through 1992 Mr. Guenthner was employed as a C.P.A. with Arthur Andersen LLP. Prior to joining the Company he served as a Senior Manager in the firm's Accounting and Audit division specializing in mergers and acquisitions, public companies and the healthcare industry.

(3) P. Todd Lyles joined the Company as Senior Vice President Planning and Development in October 1997 and now serves as Senior Vice President – Administration. Prior to joining the Company Mr. Lyles was Vice President Development for the Kentucky Division of Columbia/HCA, a position he had held since 1993. Mr. Lyles experience also includes 8 years with Humana Inc. in various financial and hospital management positions.

(4) Anne T. Liechty became Senior Vice President – VN Operations in 2001. Ms. Liechty has been employed by the Company since 1986 in various capacities including Vice President of Operations for the Company's VN segment and its Product segment.

(5) Mark Hunt became Senior Vice President – Sales & Marketing in 2007. Mr. Hunt came to Almost Family in February of 2007. Mr. Hunt had previously worked for VistaCare, a national hospice provider, since 2004 as Vice President of Sales and Vice President General Manager. Prior to that, he spent 22 years in the healthcare supplier industry holding senior positions in Sales, Corporate Accounts and General Management with Baxter Healthcare, Span America and SSL Americas.

(6) Phyllis Montville became Vice President – Operations in 2006. Ms. Montville came to the company in 2006 as Vice President of VN Operations in Florida. She has 23 years experience in home care management, most of which is in the Florida market. Ms. Montville owned and operated her own franchise for 10 years. She started in the home care field as a branch manager and home care nurse.

(7) David Pruitt became Vice President – Operations in 2002. Mr. Pruitt has been employed by the company since 1996 in various roles in the company's service divisions. Prior to 1996, he was employed by the Medicare Intermediary in Columbia, South Carolina.

Board of Directors

Set forth below is a list of members of the Board of Directors, together with their ages, all Company positions and offices each person currently holds and the year in which each person joined the Board. Each of the current members of the Board of Directors is expected to stand for re-election of the 2007 Annual Meeting of Shareholders.

Name	Age	Position or Office	Director Since
William B. Yarmuth	55	Chairman of the Board, President and Chief Executive Officer	1991
Steven B. Bing	60	Director	1992
Donald G. McClinton	73	Director	1994
Tyree G. Wilburn	54	Director	1996
Jonathan D. Goldberg	55	Director	1997
W. Earl Reed, III	55	Director	2000
Henry M. Altman, Jr.	70	Director	2004

William B. Yarmuth. Mr. Yarmuth has been a director of the Company since 1991, when the Company acquired National Health Industries ("National"), where Mr. Yarmuth was Chairman, President and Chief Executive Officer. After the acquisition, Mr. Yarmuth became the President and Chief Operating Officer of the Company. Mr. Yarmuth became Chairman and CEO in 1992. He was Chairman of the Board, President and Chief Executive Officer of National from 1981 to 1991.

Steven B. Bing. Mr. Bing was elected a director in January 1992. From 1999 to 2007, Mr. Bing served with Prosperitas Investment Partners, L.P., a private investment company located in Louisville, Kentucky, most recently as its Chief Operating Officer. He is also a director of various closely-held business entities. Since 2005, Mr. Bing has served as Senior Vice President Sales & Marketing, New Business and Video Services for National Rural Telecommunications Cooperative, a large member owned cooperative in Herndon, Virginia serving in excess of 1,200 telephone and electric cooperatives across the country.

Donald G. McClinton. Mr. McClinton was elected a director in October 1994. Mr. McClinton was President and part owner of Skylight Thoroughbred Training Center, Inc., a thoroughbred training center, until July 2002, when it was sold. From 1986 to 1994, Mr. McClinton was co-chairman of Interlock Industries, a privately held conglomerate in the metals and transportation industries.

Tyree G. Wilburn. Mr. Wilburn was elected a director in January 1996. Since 2003, Mr. Wilburn has served as Chairman of the Board, President and Chief Executive Officer of Merit Health Systems, LLC, a private hospital management company. He was a private investor from 1996 to 2002. From 1992 to 1996, Mr. Wilburn was Chief Development Officer of Community Health Systems, Inc., and, most recently, Executive Vice President and Chief Financial and Development Officer. From 1974 to 1992, Mr. Wilburn was with Humana Inc. where he held senior and executive positions in mergers and acquisitions, finance, planning, hospital operations, audit and investor relations. He is also a director of several private companies.

Jonathan D. Goldberg. Mr. Goldberg was elected a director in February 1997. Mr. Goldberg is the managing partner of the law firm of Goldberg and Simpson in Louisville, Kentucky and has served in that capacity since 1991.

W. Earl Reed, III. Mr. Reed was elected a director in November 2000. Since August 2005, Mr. Reed has served as Chief Executive Officer and Chairman of the Board of LifeCare Holdings, Inc., a privately owned operator of 18 long-term hospitals. Before joining LifeCare, Mr. Reed served as Chief Executive Officer of The Allegro Group, a healthcare financial advisory firm that advises public and private healthcare organizations from 1998 to 2005. From May 2000 to December 2001, Mr. Reed served as Chairman, President and Chief Executive Officer of Rehab Designs of America Corporation, a private venture capital backed orthotics and prosthetics healthcare company, as part of a turnaround project. From 1987 to 1998, Mr. Reed was Chief Financial Officer and member of the board of directors of Vencor, Inc.

Henry M. Altman, Jr. Mr. Altman was elected a director in 2004. Mr. Altman retired in 2002 following over 40 years of experience in public accounting, most recently serving as the president and managing director of the Deming, Malone, Livesay & Ostroff CPA firm. He is currently the owner of Altman Consulting LLC, an independent business consulting firm. Mr. Altman currently serves on the boards of Jewish Hospital & St. Mary's HealthCare and University Medical Center in Louisville, Kentucky, and the American Hospital Association's Leadership Development Committee. He also serves on the boards of Louisville Medical Center Development Corporation and the Institute for Bioethics, Health Policy and Law. In 2001, Mr. Altman was presented with the inaugural Kentucky Hospital Association Health Care Governance Award.

Audit Committee of the Board of Directors

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. As described in its charter, the principal duties of the Audit Committee include appointing the Company's independent auditors, reviewing the scope of the audit, reviewing the corporate accounting practices and policies with the independent auditors, reviewing with the independent auditors their final report, reviewing with independent auditors overall accounting and financial controls and consulting with the independent auditors. A copy of the Audit Committee charter is attached to the 2005 proxy statement as an appendix. All of the members of the Audit Committee are "independent," as that term is defined under Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and meet the criteria for independence under the Sarbanes-Oxley Act of 2002 and the rules adopted by the Securities and Exchange Commission. The members of the Audit Committee are Messrs. Goldberg, Reed (Chair), and Wilburn. The Board has designated Reed as the "audit committee financial expert" within the meaning of the SEC rules.

Code of Ethics and Business Conduct

The Board has adopted a Code of Ethics and Business Conduct that applies to all its directors, officers and employees, including the principal executive and financial officers, the controller and the principal accounting officer of the Company. The Code of Ethics and Business Conduct is available in its entirety on the Company's website, www.almostfamily.com. The Company intends to post amendments to, or waivers from, its Code of Ethics and Business Conduct, if any, that apply to the principal executive and financial officers, the controller or the principal accounting officer on its website.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of stock ownership and reports of changes in stock ownership and to provide the Company with copies of all such filed forms. Section 16(a) of the Securities Exchange Act of 1934 provides that any profit realized by an insider form any purchase and sale, or sale and purchase, of the Company's equity securities within less than six months must be disgorged to the Company. Based solely on its review of such copies or written representations from reporting persons, the Company believes that all Section 16(a) reports were filed on a timely basis during fiscal 2006.

ITEM 11. EXECUTIVE COMPENSATION

The following Summary Compensation Table shows the compensation earned for the time period served as an executive officer during the last fiscal year by: (1) the President and Chief Executive Officer, (2) the Chief Financial Officer, and (3) each of the three other highest compensated executive officers of the Company serving at December 31, 2006 (collectively, the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
William B. Yarmuth Chairman of the Board, President & CEO	2006	375,481	0	0	0	390,000	0	938	766,419
C. Steven Guenthner Sr. Vice President Secretary/Treasurer & CFO	2006	219,421	0	0	0	170,000	0	0	389,421
Patrick T. Lyles Senior Vice President	2006	195,412	0	0	0	138,000	0	0	333,412
Anne T. Liechty Senior Vice President-Visiting Nurse Operations	2006	156,379	0	0	0	150,000	0	1,016	307,395
David Pruitt Vice President – In-Home Programs	2006	119,890	0	0	0	9,017	0	0	128,907

The following table provides information about equity and non-equity (MIP) awards granted to the Named Executive Officers in 2006.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Shares or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Full Grant Date Fair Value of Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
William B. Yarmuth		133,510	267,020	400,530							
C. Steven Guenthner		58,676	117,353	176,029							
Patrick T. Lyles		47,503	95,005	142,508							
Anne T. Liechty		34,000	68,000	102,000							
David Pruitt		24,827	49,654	74,480							

The following table provides information on the stock option holdings as of December 31, 2006 for the Named Executive Officers

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
William B. Yarmuth	182,516 (1)			1.10	3/4/09				
	200,000 (2)			2.13	2/3/11				
C. Steven Guenthner	7,648 (1)			1.10	3/4/09				
	6,986 (1)			2.13	2/3/01				
	33,014 (2)			2.13	2/3/01				
Patrick T. Lyles	33,896 (1)			1.32	11/19/07				
	20,000 (2)			2.13	2/3/01				
Anne T. Liechty	0								
David Pruitt	0								

(1) Options granted pursuant to the Company's 1991 Plan. These options were exercised after December 31, 2006 and before the January 2007 effective date of the 2-for-1 stock split. Information is presented as if the options had been adjusted for the 2-for 1 stock split.

(2) Options granted pursuant to the Company's 2000 Plan. On the effective date of the January 2007 2-for-1 stock split the number of shares were multiplied by two and the exercise price was divided by two. Information is presented as adjusted for the 2-for 1 stock split.

Option Exercises and Stock Vested

The following table provides information on the stock options exercised by the Named Executive Officers in 2006

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
William B. Yarmuth	17,484	363,951	0	0
C. Steven Guenthner	32,352	673,447	0	0
Patrick T. Lyles	36,104	750,215	0	0
Anne T. Liechty	35,000	357,419	0	0
David Pruitt	0	0	0	0

Potential Payments Under Termination or Change in Control of the Company

The Company has a year-to-year employment agreement with William B. Yarmuth, its Chairman of the Board, President and Chief Executive Officer. The agreement includes a covenant not to compete for a period of two years following Mr. Yarmuth's termination as an employee of the Company and potential termination payments to Mr. Yarmuth of two times his then current annual salary. No other Named Executive Officer has termination or change in control arrangements.

Directors' Compensation

The following table summarizes compensation paid to non-employee directors for 2006. Mr. Yarmuth is the only employee director and he does not receive any additional compensation for his service on the board of directors.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
William B. Yarmuth	0	0	0				
Steven B. Bing	8,000	0	0				
Donald G. McClinton	0	0	0			11,064	
Tyree G. Wilburn	20,000	0	0				
Jonathan D. Goldberg	0	0	0			22,124	
W. Earl Reed, III	18,000	0	0				
Henry M. Altman, Jr.	10,000	0	0				

During 2006, Directors who were not also employees of the Company were entitled to compensation at a rate of $2,000 for each Board meeting attended, $500 for each independently scheduled committee meeting attended, other than the Audit Committee, and $2,000 for each independently scheduled Audit Committee meeting attended. In addition, non-employee directors are eligible to receive stock options under the Almost Family, Inc. 2000 Stock Option Plan. During 2006, all directors attended at least 75% of all board and committee meeting meetings.

The Company has a Non-Employee Directors Deferred Compensation Plan which allows Directors to elect to receive fees for Board services in the form of shares of the Company's common stock. The Plan authorized 200,000 shares for such use. As of December 31, 2006, 113,681 shares have been allocated in deferred accounts, 8,622 have been issued to previous Directors and 77,697 remain available for future allocation. Allocated shares are to be issued to Directors when they cease to be Directors or upon a change in control. Directors' fees are expensed as incurred whether paid in cash or deferred into the Plan. Amounts shown in the column "All Other Compensation" above represent 2006 fees deferred into the Non-Employee Directors Deferred Compensation Plan by the respective directors.

In February 2007, the Company implemented the recommendations of Mercer regarding compensation of non-employee directors. As a result, the Company has targeted cash compensation between the 25th and 50th percentile of the peer group. For 2007, Directors will be compensated according to the following table:

Annual retainer	$15,000
Chairman of audit committee additional retainer	$7,500
Chairman of compensation committee additional retainer	$5,000
Meeting fee per board meeting attended	$1,500
Meeting fee per committee meeting attended	$1,000

The Company also reimburses directors for the reasonable expenses they incur to attend board of directors, board committee and shareholder meetings. In addition, in 2007, the board approved an annual grant of options to purchase 4,500 shares of common stock to each non-employee director, which have an exercise price equal to fair market value (as defined below) on date of grant, the Option shall be exercisable with respect to 25% of the shares on the first anniversary of the Grant Date, and with respect to an additional 25% on each subsequent anniversary of the Grant Date until the Option is fully vested on the fourth anniversary of the Grant Date The 2007 grant to each of the six non-employee directors was made on February 12, 2007. The options have an exercise price of $19.40, which was the last reported trade (fair market value) of our stock on the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the Board is comprised of Messrs. Bing, Goldberg, McClinton, Reed and Wilburn, each a non-employee director of the Company. None of our executive officers serve on the Compensation Committee or board of directors of any other company of which any members of our Compensation Committee or any of our directors is an executive officer.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The Company's executive compensation program is designed to (1) motivate and retain executive officers, (2) award the achievement of short-term and long-term performance goals, (3) establish an appropriate relationship between executive pay and short-term and long-term performance and (4) align executive officers' interests with those of the Company's shareholders. The primary elements of the Company's compensation program are base salary, annual cash incentive awards and equity-based compensation. The Company believes that each element supports one or more of the objectives of the Company's compensation program and provides sufficient flexibility to the Compensation Committee (the "Committee") to structure future awards to address new issues and challenges facing the Company. The Company's executive compensation program attempts to target total direct compensation for the Named Executive Officers (as defined herein) between the 50th and 75th percentiles of the healthcare industry, depending upon the individual performance of the Named Executive Officer, his level of responsibility, and the performance of the Company. The Company believes that this range of compensation allows it to attract and retain qualified and experienced healthcare executives.

Performance Measures

The primary elements of the Company's executive compensation program are designed to promote the achievement of financial operating goals established by the Committee and to increase shareholder value. The Company uses a cash incentive plan providing annual short-term incentives for achievement of goals. These plans provide certain of the Named Executive Officers with the opportunity to earn cash awards for achieving financial operating goals primarily related to targeted levels of earnings per share. The Company believes that this measure is generally used by investors to value the Company's Common Stock.

The equity-based component of the Company's executive compensation program is designed to incentivize the Named Executive Officers to increase the value of the Company's Common Stock. As such, equity-based compensation directly links the total direct compensation of the Named Executive Officers to increases in stock price appreciation and shareholder value.

The Executive Compensation Process

The Committee is comprised of five directors, each of whom is independent as defined under the NASDAQ listing standards and qualifies as an outside director within the meaning of Section 162(m) of the Code and a non-employee director within the meaning of Rule 16b-3 under the Exchange Act. The Committee meets periodically to review and oversee the Company's executive compensation program. The Committee makes all compensation decisions regarding the top three Named Executive Officers but has typically delegated to the CEO subject to the committee's review, compensation decisions regarding the remaining Named Executive Officers. On an annual basis, the Committee reviews base salaries and incentive compensation targets for the Named Executive Officers, for the upcoming fiscal year. At this time, the Committee also determines whether performance targets under each of the cash incentive plans were achieved for the prior fiscal year.

During 2006, the Company engaged Mercer Human Resources Consulting ("Mercer"), a global human resources consulting firm, to assist management and the Committee in evaluating the Company's executive compensation program. Mercer assisted the Company by reviewing the Company's executive compensation strategy and providing compensation benchmarks to the Committee for each Named Executive Officer, including comparisons of base salary, cash incentives and equity-based compensation. Mercer also provided the Committee with other relevant market data and alternatives to consider when making compensation decisions for the Named Executive Officers. The Company from time to time uses Mercer for various other employee benefit matters.

The 2006 base salaries for the Named Executive Officers were increased in February 2006. The 2006 performance targets under the Company's short-term cash incentive plan were established in February 2006. As discussed below, the awards under these plans are formulaic, based upon the achievement of financial operating goals established by the Committee. Nevertheless, the Committee retains the discretion to increase or decrease cash incentive awards for unforeseen events or circumstances, including restatements to the Company's financial statements.

The Committee made no grants of equity-based awards to the Named Executive Officers from 2002 through 2006 although the Committee did make grants of equity-based awards in 2007. The Committee may grant equity-based awards on a periodic basis, particularly in connection with promotions, exceptional performance or changes in a Named Executive Officer's level of responsibility. The Committee currently plans to consider whether additional grants are appropriate on an annual basis in conjunction with its review and approval of annual salaries, short-term cash incentives and financial operating goals.

During 2006, the Committee compared each element of compensation for the Named Executive Officers against a peer group of companies in the healthcare industry. For 2006, the Company used the following companies for compensation benchmarking purposes: 1) its publicly reported industry peer group: Amedisys, Inc., Gentiva Health Services, Inc., National Home Health Care, LHC Group Inc., and 2) a health care industry survey group compiled by Mercer so that market conditions can also be appropriately considered. These peer groups may be periodically reviewed and updated by the Committee based upon recommendations from Mercer. The Committee believes these peer companies compete for executives with similar talents and expertise to those of the Named Executive Officers.

From December 2006 through February 2007, the Committee conducted its annual executive compensation review process. During this time, the Committee reviewed and established base salaries for the top three Named Executive Officers for 2007. Messrs. Yarmuth, Guenthner, Lyles and Pruitt each received a base salary increase of 4% for a standard cost of living increase effective March 1, 2007 to $411,000. Ms. Liechty received a higher base salary increase of 9% in recognition of her performance during 2006. In February 2007, the Committee determined which performance targets were achieved in 2006 by the Named Executive Officers under the annual cash incentive plan. In addition, in February 2007, the Committee considered and approved an award of stock options to the Named Executive Officers. These shares will vest in four equal annual installments beginning on the first anniversary of the date of grant.

Components of Executive Compensation

The Company's executive compensation program uses the following elements to structure the total direct compensation for the Named Executive Officers:

- base salary;
- annual cash incentives; and
- equity-based incentive compensation

The Company believes that the combination of these elements enables the Committee to award competitive total direct compensation between the 50th and 75th percentiles in the healthcare industry.

The Committee does not have a pre-established policy for the allocation between fixed compensation, such as base salary, and variable or "at risk" compensation, such as short-term cash incentives and equity. However, the Committee places a significant portion of total direct compensation for the Named Executive Officers at risk. At risk compensation under the Company's cash incentive plans incentivizes the Named Executive Officers to reach or exceed desired financial operating goals. Moreover, at risk compensation under the Company's equity incentive plans incentivizes the Named Executive Officers since the full benefit of equity-based compensation cannot be realized unless the Named Executive Officers are able to grow the value of the Common Stock over several years.

The Committee generally structures base salaries to be within the range of the 50th percentile to the 75th percentile of the healthcare industry. The Company's annual short-term plan provides certain of the Named Executive Officers with the ability to achieve significant additional cash compensation, typically above the median level of the peer group for such awards. The Named Executive Officers have been awarded equity-based compensation below the median level of the peer group.

Base Salary

Base salaries are provided to the Named Executive Officers to compensate them for their services performed during the year. The base salary for each Named Executive Officer is determined annually by the Committee following a review of each individual executive officer's performance, changes in executive officer responsibility, relevant comparable industry data, an assessment of overall Company performance, and general market salary increases for all employees. As noted above, the Committee generally structures base salaries to be in the range of the 50th to 75th percentile of its peer group. Salary adjustments also may be considered in connection with promotions or other changes in job responsibility. As part of its 2006 analysis, the Committee considers salary comparisons prepared by Mercer to determine if base salaries for the Named Executive Officers are competitive with similarly situated executives in the peer group and the healthcare industry generally. The Chief Executive Officer also makes recommendations on base salaries for the other Named Executive Officers.

For 2006, the base salaries of the Named Executive Officers were increased from the prior year by the following percentages: Mr. Yarmuth— 58%; Mr. Guenthner — 27%; Mr. Lyles— 40%; Ms. Liechty— 3%; and Mr. Pruitt— 3%. The increases provided to Messrs. Yarmuth, Guenthner and Lyles were primarily based on their 2005 performance and the Committee's desire to move their base salary closer to the 75th percentile of the peer group. Prior to this increase, Mr. Yarmuth's base salary had been $250,000 in each of the preceding five years. The increases for Ms. Liechty and Mr. Pruitt were based on standard cost of living adjustment.

While certain aspects of performance of the Named Executive Officers can be measured in financial operating metrics, the Committee also evaluates the Named Executive Officers in other performance areas that are more subjective. These areas include the success of the Named Executive Officer in developing and executing the Company's strategic objectives, capitalizing on growth opportunities, addressing significant challenges affecting the Company, developing key employees and exercising leadership.

Cash Incentives

Under the Company's executive compensation program, a significant portion of total cash compensation for the Named Executive Officers is subject to the attainment of measurable financial operating goals. This approach creates a direct incentive for the Named Executive Officers to achieve pre-established performance objectives and places a significant percentage of each Named Executive Officer's total direct compensation at risk.

The Company maintains an annual cash incentive plan under which the Committee establishes annual financial operating goals for the Company's key employees, including the Named Executive Officers. For 2006, the financial objectives for the participating Named Executive Officers were based upon achieving targeted levels of earnings per share. Annual cash bonuses under the annual cash incentive plan are based upon a percentage of the participating Named Executive Officer's base salary. No awards are granted under the annual cash incentive plan until certain minimum levels of performance are achieved. The minimum awards available for 2006 for the participating Named Executive Officers varied based on the position ranging from 20% to 33% of their respective base salaries. Target awards for the participating Named Executive Officers under the annual cash incentive plan for 2006 varied based on the position ranging from 40% to 65% of their respective base salaries. The annual cash incentive plan also provides additional compensation above the target award level for performance exceeding the target goals. The maximum awards available for 2006 for the participating Named Executive Officers varied based on the position ranging from 60% to 98% of their respective base salaries.

Based upon the financial operating goals achieved in 2006, the Committee made annual cash awards to the following Named Executive Officers equal to the following percentages of their base salaries under the annual cash incentive plan: Mr. Yarmuth— 98%; Mr. Guenthner— 75%; Mr. Lyles— 68%; Ms. Liechty— 98%, and Mr. Pruitt— 8%.

Equity-Based Compensation

Although no awards were made in 2006, the Committee granted equity-based awards in 2007 and plans to use equity-based compensation as a key component of its overall executive compensation strategy in the future. Such awards provide a direct and long-term link between the results achieved for the Company's shareholders and the total direct compensation provided to the Named Executive Officers. Stock-based compensation is designed to retain the Named Executive Officers through time-based vesting conditions and to motivate them to enhance the value of the Common Stock by aligning the financial interests of the Named Executive Officers with those of the Company's shareholders. Equity-based compensation also provides an effective incentive for management to create shareholder value over several years since the full benefit of this element of compensation is primarily realized as a result of the appreciation in the price of the Common Stock.

The Company does not currently have a security ownership policy for its Named Executive Officers or its Directors. The Committee generally does not take into consideration equity awards granted in previous years when evaluating awards for the current year.

Stock options are awarded at the closing price of the Company's Common Stock on the NASDAQ on the date of grant. The Committee does not grant options with an exercise price that is less than the closing price of the Common Stock on the NASDAQ on the grant date (fair market value) and it does not grant stock options that are priced on a date other than the grant date.

The amount of equity awarded to the Named Executive Officers is based upon a number of factors. First, the Committee considers an overall assessment of the Company's performance and the equity granting practices of other companies in the healthcare industry and its peer group. In addition, the Committee considers information prepared by Mercer with respect to the equity awards and considers the relative costs. Based on this assessment, the Committee then establishes an aggregate pool of potential equity awards for all participants in the equity-based incentive plan, including the Named Executive Officers.

The Committee considers the overall performance of the Named Executive Officer and his or her actual and potential contribution to the Company's growth and long-term performance in determining individual awards. In addition, the Committee considers benchmarks from the peer group in evaluating potential awards to the Named Executive Officers. The Chief Executive Officer also provides an assessment of the overall level of performance for the other Named Executive Officers. The assessment of actual and potential contribution is based upon the Committee's subjective evaluation of each Named Executive Officer. Based on these assessments, the Committee determines the actual award for each Named Executive Officer.

Section 401(k) Plan and Other Perquisites and Benefits

The Company maintains a Section 401(k) plan (the "401(k) Plan") that is a tax-qualified defined contribution retirement savings plan under which all eligible employees may contribute up to the limit prescribed by the IRS, on a pre-tax basis. The Named Executive Officers are eligible to contribute on a pre-tax basis at a discretionary level, which varies annually based upon results of the Plan's prior year non-discrimination testing. After one year of service, the Company matches 25% of the first 5% of pay that a participant contributes to the 401(k) Plan and may also provide additional profit sharing contributions based upon the Company's achievement of financial goals established by the Committee. All employee contributions to the 401(k) Plan are fully vested upon contribution and the Company's matching contribution vests in full immediately once the employee has three years of service. Contributions to the 401(k) Plan by the Named Executive Officers are usually limited by IRS rules.

Employment and Other Agreements

The Company has a year-to-year employment agreement with William B. Yarmuth, its Chairman of the Board, President and Chief Executive Officer. The agreement includes a covenant not to compete for a period of two years following Mr. Yarmuth's termination as an employee of the Company and potential termination payments to Mr. Yarmuth of two times his then current annual salary. The Company has no other employment agreements.

Executive Compensation Tax Deductibility

Section 162(m) of the Code generally provides that the compensation paid by publicly held corporations to the chief executive officer and the four most highly paid senior executive officers in excess of $1,000,000 per executive will be deductible by the Company only if paid pursuant to qualifying performance-based compensation plans approved by shareholders of the Company. Compensation as defined by the Code includes, among other things, base salary, incentive compensation and gains on stock options and restricted Common Stock. Although the Company currently attempts to structure all incentive compensation to be deductible for federal income tax purposes, the Company's primary policy is to maximize the effectiveness of the Company's executive compensation program. In that regard, the Committee intends to remain flexible to take actions which are deemed to be in the best interests of the Company and its shareholders. Such actions have not always qualified for tax deductibility under the Code and may not do so in the future.

Beginning on January 1, 2006, the Company began accounting for equity-based incentive compensation in accordance with the requirements of Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123R").

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board is composed entirely of independent directors satisfying the requirements of the NASDAQ listing standards. The Committee is composed of Messrs. Jonathan D. Goldberg (Chairman), Steven B. Bing, Donald G. McClinton, W. Earl Reed, III & Tyree G. Wilburn. The Compensation Committee is responsible for establishing and administering the policies and programs that govern both annual cash compensation and stock-based incentive compensation plans for the executive officers of the Company.

The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" section with management. Based upon the foregoing review and discussion with management, the Compensation Committee recommended to the Board that the "Compensation Discussion and Analysis" section be included in this Form 10-K/A.

All members of the Compensation Committee of the Company listed below submit the foregoing report.

COMPENSATION COMMITTEE

Jonathan D. Goldberg, Chairman
Steven B. Bing
Donald G. McClinton
W. Earl Reed, III
Tyree G. Wilburn

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Shares of Common Stock Beneficially Owned as of March 31, 2007 (1)

Directors and Executive Officers	Amount and Nature of Beneficial Ownership		Percent of Class
William B. Yarmuth 9510 Ormsby Station Road, Suite 300 Louisville, KY 40223	598,294	(2)	11.0%
C. Steven Guenthner	176,570	(3)	3.2%
Steven B. Bing	680		*
Donald G. McClinton	94,182	(4)	1.7%
Tyree G. Wilburn	51,000	(5)	0.9%
Jonathan D. Goldberg	81,970	(6)	1.5%
W. Earl Reed, III	144,554	(7)	2.6%
Henry M. Altman, Jr.	15,000	(8)	*
Patrick T. Lyles	76,712	(9)	1.4%
Anne T. Liechty	23,305		0.4%
David Pruitt	0		*
Directors and Named Executive Officers as a Group (12 persons)	1,189,831	(10)	25.1%
Other Five Percent Beneficial Owners			
Banque Carnegie Luxembourg S.A. Carnegie Fund Management Company, S.A. Centre Europe 5, Place de la Gare L—1616 Luxembourg Grand-Duchy of Luxemborg	441,540	(11)	8.2%
Yarmuth Family Limited Partnership 9510 Ormsby Station Road, Suite 300 Louisville, KY 40223	262,232	(12)	5.8%
David T. Russell 1414 Greenfield Avenue, Apt. 302 Los Angeles, CA 90025	355,244		6.6%
Healthinvest Partners AB	410,552	(13)	7.6%

* Represents less than 1% of class.

(1) Based upon information furnished to the Company by the named persons, and information contained in filings with the Securities and Exchange Commission (the "Commission"). Under the rules of the Commission, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days, and such shares are deemed to be outstanding for the purpose of computing the percentage beneficially owned by such person or group. Unless otherwise indicated, the named person has the sole voting and investment power with respect to the number of shares of Common Stock set forth opposite such person's name.

(2) Includes 5,924 shares as to which Mr. Yarmuth shares voting and investment power pursuant to a family trust.

(3) Includes 33,014 shares subject to currently exercisable options.

(4) Includes 16,000 shares subject to currently exercisable options and 29,182 phantom shares within the Non-Employee Directors Deferred Compensation Plan.

(5) Includes 16,000 shares subject to currently exercisable options.

(6) Includes 45,970 phantom shares within the Non-Employee Directors Deferred Compensation Plan.

(7) Includes 32,000 shares subject to currently exercisable options and 12,554 phantom shares within the Non-Employee Directors Deferred Compensation Plan.

(8) Includes 15,000 shares subject to currently exercisable options.

(9) Includes 20,000 shares subject to currently exercisable options.

(10) Includes currently exercisable options held by all directors and executive officers as a group to purchase 363,000 shares of Common Stock and 56,164 phantom shares held by Non-Employee Directors within the Non-Employee Directors Deferred Compensation Plan.

(11) Based upon a Schedule 13G filed with the Commission as of December 31, 2006, Banque Carnegie Luxembourg, S.A., Carnegie Fund Management Company, S.A., Carnegie Investment Bank, AB and D. Carnegie & Co. AB have shared voting and/or dispositive power with respect to 220,770 shares of Common Stock.

(12) Robert N. Yarmuth is the general partner and is the brother of William B. Yarmuth.

(13) Based on a Schedule 13G/A filed with the Commission as of December 31, 2006, Healthinvest Partners AB and HealthInvest Global Long/Short Fund have shared voting and/or dispositive power with respect to 205,276 shares of Common Stock.

Equity Compensation Plans

As of December 31, 2006, shares of common stock authorized for issuance under our equity compensation plans are summarized in the following table. See note 7 to the consolidated financial statements for a description of the plans. The table below is furnished pursuant to item 12.

Plan Category	Shares to Be Issued Upon Exercise	Weighted-Average Option Exercise Price	Shares Available for Future Grants
Plans approved by shareholders	614,060	$ 1.83	831,986
Plans not approved by shareholders	-	-	-
Total	614,060	$ 1.83	831,986

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

None

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Independent Auditors

Audit Fees

Ernst & Young LLP charged to the Company an aggregate amount of $189,000 and $216,000 for professional services rendered for fiscal year 2006 and fiscal year 2005, respectively, for the audit of the Company's annual financial statements, the reviews of the Company's financial statements included in the Company's reports on Form 10-Q, and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Ernst & Young LLP charged to the Company an aggregate amount of $17,000 and $14,000 for assurance and related services rendered for fiscal year 2006 and fiscal year 2005, respectively, that are primarily related to the audit of the Company's 401k employee benefit plan.

Tax Fees

Ernst & Young LLP charged to the Company an aggregate amount of $178,000 and $67,000 for professional services rendered for fiscal year 2006 and fiscal year 2005, respectively, for tax compliance, tax advice, and tax planning.

All Other Fees

There were no other services or fees provided by Ernst & Young LLP in 2006 and 2005.

Pre-Approval Policies and Procedures

During fiscal year 2006, the Audit Committee approved all audit, audit-related and non-audit services provided to the Company by Ernst & Young LLP before management engaged the auditor for those purposes. The Audit Committee's current practice is to consider for pre-approval all audit, audit-related, tax and non-audit services proposed to be provided by our independent auditors for the fiscal year.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

a)

1. and 2. No financial statements or schedules are filed with this report on Form 10-K/A.

3. Exhibits

A list of the exhibits filed or furnished with this report on Form 10-K/A is provided in the Exhibit Index beginning on page 22 of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALMOST FAMILY, INC.
April 30, 2007

/S/ William B. Yarmuth April 30, 2007
William B. Yarmuth
Chairman, President and Chief Executive Officer

/S/ C. Steven Guenthner April 30, 2007
C. Steven Guenthner
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

COMPARISON OF FIVE-YEAR CUMULATIVE STOCKHOLDER RETURN

This graph compares the cumulative return experienced by holders of the Company's Common Stock during the last five fiscal years to the returns of the Russell 2000 Index and the returns our peer group index, comprised of these publicly-traded healthcare companies: Amedisys Inc, Gentiva Health Services Inc., LHC Group, Inc. and National Home Healthcare Corporation. The graph assumes the investment of $100 on December 31, 2001 in the Company's Common Stock and each of the indices, and the reinvestment of all dividends paid during the period on the securities comprising the indices. The graph is included in the version of this document distributed to our shareholders with our proxy statement, but was not included in the Company's Form 10-K as filed with the SEC.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Almost Family, Inc., The Russell 2000 Index
And A Peer Group



$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
12/01
12/02
12/03
12/04
12/05
12/06
Almost Family, Inc.
Russell 2000
Peer Group

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

	Cumulative Total Return					
	12/01	12/02	12/03	12/04	12/05	12/06
ALMOST FAMILY	100.00	43.51	56.11	92.35	100.31	274.71
RUSSELL 2000	100.00	79.52	117.09	138.55	144.86	171.47
PEER GROUP	100.00	122.39	187.15	291.88	317.60	392.69

END